                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 40-F

(CHECK ONE:)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JUNE 30, 1999          COMMISSION FILE NUMBER: 1-14596
                             INTRAWEST CORPORATION
             (Exact name of Registrant as specified in its charter)

                                BRITISH COLUMBIA
       (Province or other jurisdiction of incorporation or organization)

                         SUITE 800, 200 BURRARD STREET
                  VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L6
                        TELEPHONE NUMBER: (604) 669-9777
   (Address and telephone number of Registrant's principal executive offices)

                                  PTSGE CORP.
                         5000 COLUMBIA SEAFIRST CENTER
                                701 FIFTH AVENUE
                           SEATTLE, WASHINGTON 98104
                                 (206) 623-7580
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

                      7011                                             N.A.
          (Primary Standard Industrial                   (I.R.S. Employer Identification
      Classification Code (if applicable))                   Number (if applicable))

         Securities registered or to be registered pursuant to Section 12(b) of the Act.

              Title of each class                   Name of each exchange on which registered
                 Common Shares                               New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

[X]  Annual information form            [X]  Audited annual financial statements

     Indicate number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     43,254,386 common shares as at June 30, 1999

     Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  [ ]          No  [X]

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]          No  [ ]

                                  UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in the said securities.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         INTRAWEST CORPORATION

                                         By: /s/ ROSS MEACHER

                                          --------------------------------------
                                          Name: Ross J. Meacher
                                          Title:  Corporate Secretary
                                          Date:  October 12, 1999

                                      LOGO

                            ANNUAL INFORMATION FORM

                             INTRAWEST CORPORATION

                                   Suite 800
                               200 Burrard Street
                            Vancouver, B.C. V6C 3L6

                               September 13, 1999

                             INTRAWEST CORPORATION

                            ANNUAL INFORMATION FORM

                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
Certain Definitions and Statistical Information.............    2
The Company.................................................    3
The Mountain Resort Industry................................    6
The Golf Industry...........................................    7
Resort Management and Development...........................    7
  Resort Operations.........................................    7
     Mountain Resort Properties.............................    7
     Warm-Weather Destination Properties....................   11
     Other Resort Properties................................   12
     Sources of Resort Operations Revenue...................   12
     Sponsorship and Special Events.........................   14
     Information Technology.................................   14
     Resort Marketing and Sales.............................   15
  Resort Real Estate Development............................   15
     The Development Process................................   16
     Real Estate Properties.................................   18
     Resort Club............................................   23
  Competition...............................................   24
  Legal and Regulatory Matters..............................   24
Non-Resort Assets...........................................   24
Employees...................................................   26
Selected Consolidated Financial Information.................   26
Management's Discussion and Analysis........................   30
Market for Securities.......................................   40
Directors and Officers......................................   40
Additional Information......................................   42
Consolidated Financial Statements...........................  F-1

                CERTAIN DEFINITIONS AND STATISTICAL INFORMATION

     Unless the context otherwise requires, the "Company" or "Intrawest" refers to Intrawest Corporation, either alone or together with its subsidiaries and their respective interests in joint ventures and partnerships. Unless otherwise specified, "fiscal" in connection with a year means, in the case of 1995, the nine months ended June 30 and, in the case of any year after 1995, the 12 months ended June 30.

     As used in this Annual Information Form "skier visit" means one guest accessing a ski mountain on any one day and "unit" means one condominium-hotel unit, one townhome unit, one single-family lot or 1,000 square feet of commercial space.

     Statistical information relating to the ski or golf industries included in this Annual Information Form is derived by the Company from recognized industry reports regularly published by industry associations and independent consulting and data compilation organizations in these industries, including The National Ski Areas Association, The Canadian Ski Council, the White Book of Ski Areas and the National Golf Foundation.

                                  THE COMPANY

INCORPORATION

     The Company was formed by an amalgamation on November 23, 1979 under, and is governed by, the Company Act (British Columbia). The registered office of the Company is located at 1300 - 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2, its executive office is located at Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6 and its telephone number is
(604) 669-9777. The Company maintains a Web site at www.intrawest.com.

OVERVIEW

     Intrawest is the leading developer and operator of mountain resorts across North America. The Company's principal strength is its ability to combine expertise in resort operations and real estate development. By combining high quality resort services and amenities with innovative residential and commercial real estate development, the Company has generated, and has implemented strategies that it expects will continue to generate, increases in the number of visitors, return on assets and average selling prices of real estate at its resorts.

     Intrawest's network of ten mountain resorts, which are geographically diversified across North America's major ski regions, enables it to provide a wide range of distinctive vacation experiences. The Company's resorts include Whistler/Blackcomb and Panorama in British Columbia, Blue Mountain in Ontario, Tremblant and Mont Ste. Marie in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper in Colorado, Mountain Creek in New Jersey and Mammoth in California. During the 1998/99 ski season the Company's network of resorts generated approximately 6.4 million skier visits (including Blue Mountain which was acquired in January 1999), which is more than the amount generated by any other North American group of affiliated mountain resorts. Intrawest also holds a 17.6% equity interest in Compagnie Des Alpes ("CDA"), a French public company which is the world's largest ski operator in terms of skier visits, and a 45% equity interest in Alpine Helicopters Ltd. ("Alpine"), the parent company of Canadian Mountain Holidays Inc. ("CMH"), a provider of helicopter destination skiing and helicopter-assisted mountaineering and hiking in southeastern British Columbia.

     Intrawest is expanding into the development and operation of warm-weather destination resorts with the 1998 acquisitions of Sandestin Resorts, Inc. ("Sandestin"), the largest resort and residential community in northwestern Florida, and of the assets of the Raven Golf Group ("Raven"), including two resort-quality golf courses in Arizona.

     Intrawest is North America's largest mountain resort real estate developer. The Company owns, develops and manages residential and commercial resort real estate at each of its resorts and is developing mountain resort villages at Keystone in Colorado, Squaw Valley in California and Solitude in Utah and has an exclusive right to purchase sites for multi-family developments at Sun Peaks in British Columbia. Intrawest owns or has rights to acquire land on which it expects to develop and sell approximately 22,400 units over the next 12 to 15 years. The Company's resort development formula links the staged expansion of ski, golf and other resort operations with the planning, design and managed development of architecturally distinct four-season resort villages. The Intrawest formula emphasizes quality of service, comprehensive amenities, village ambience and other characteristics which attract visitors and buyers of real estate. Intrawest has successfully employed this formula at Blackcomb and Tremblant and, as a result, the villages at these locations have become major attractions, drawing both skiers and non-skiers. The Company is at various stages of applying its formula to the extensive developable land holdings at its other resorts. The Company also builds and operates resort club locations which are marketed as timeshare vacation ownership resorts. Resort club locations are in operation at Whistler/Blackcomb and Tremblant, and in Hawaii and Palm Desert, California.

CORPORATE STRUCTURE

     The following is a list of the Company's principal subsidiaries and partnerships accounted for as subsidiaries of the Company as at June 30, 1999, indicating the place of incorporation/registration, and showing the percentage of equity interest beneficially owned by the Company.

                                                                   PLACE OF            PERCENTAGE
                                                                INCORPORATION/       EQUITY INTEREST
                                                                 REGISTRATION      HELD BY THE COMPANY
                                                               ----------------    -------------------
Intrawest Resort Corporation...............................    British Columbia               100
Blackcomb Skiing Enterprises Limited Partnership...........    British Columbia                77
Whistler Mountain Resort Limited Partnership...............    British Columbia                77
Mont Tremblant Resorts and Company, Limited Partnership....         Quebec                    100
IW Resorts Limited Partnership.............................    British Columbia               100
Intrawest Resort Ownership Corporation.....................    British Columbia               100
Intrawest U.S. Holdings Inc. ..............................        Delaware                   100
Intrawest Luxembourg S.A...................................       Luxembourg                  100
Intrawest Sandestin Company, L.L.C.........................        Delaware                    95
Keystone/Intrawest L.L.C...................................        Delaware                    50
Copper Mountain, Inc.......................................        Delaware                   100
Great Gorge Resort, Inc....................................       New Jersey                  100
Snowshoe Mountain, Inc.....................................     West Virginia                 100
Stratton Ski Corporation...................................        Delaware                   100

GENERAL DEVELOPMENT OF THE BUSINESS

     During the past five years, the Company has expanded its resort operations and resort real estate development businesses. Key developments during this period are set out below.

     1995

     - In November 1995 Intrawest purchased all of the assets of Snowshoe Mountain in West Virginia.

     - In December 1995 Intrawest acquired 33% of the shares of Mammoth Mountain Ski Area, the owner of Mammoth Mountain in California.

     1996

     - In April 1996 Intrawest agreed to develop real estate property located at the base of Mammoth Mountain in California.

     - In November 1996 Intrawest entered into an option agreement with the owner of Squaw Valley Ski Area to acquire approximately 13 acres of land at the base of the Squaw Peak ski facilities.

     1997

     - In March 1997 Intrawest completed its acquisition of all of the outstanding shares of Whistler Mountain Holdings Limited, the owner of the ski and resort operations at Whistler Mountain in British Columbia and certain developable real estate at the base of the mountain.

     - In March 1997 Intrawest U.S. Resorts, Inc. (a wholly owned subsidiary of the Company) completed its merger with Copper Mountain, Inc. (and its principal shareholder, CMAT, Inc.), the owner of the ski and resort operations at Copper Mountain in Colorado and certain developable real estate at the base of the mountain.

     -  In March 1997 Intrawest completed its acquisition of Mont Ste. Marie
       (1984) Inc., the owner of the ski and resort operations at Mont Ste. Marie in Quebec and certain developable real estate at the base of the mountain.

     - In March 1997 the Company effected a reorganization of its share capital (the "Share Capital Reorganization") designed to separate the non-resort assets of the Company (the "Non-Resort Assets") from the rest of the Company's business. Under the Share Capital Reorganization, each existing Common Share was exchanged for one new Common Share and one Non-Resort Preferred Share ("NRP Share").

     - In March 1997 the Company's Common Shares were listed for trading on the New York Stock Exchange.

     - In April 1997 the Company raised gross proceeds of $93 million from a public offering of 4,000,000 Common Shares in Canada and the United States.

     1998

     - In November 1997 the Company raised gross proceeds of $125 million from a public offering of unsecured debentures in Canada.

     - In November 1997 Intrawest increased its percentage ownership in Mammoth Mountain Ski Area from 33% to 51%.

     - In January 1998 Intrawest's percentage ownership in Mammoth Mountain Ski Area increased from 51% to 58%.

     - In February 1998 Intrawest completed its acquisition of Mountain Creek (formerly called Vernon Valley/ Great Gorge), a ski area, summertime waterpark and family entertainment centre in New Jersey.

     - In June 1998 the Company raised gross proceeds of $110 million from a public offering of 3,850,000 Common Shares in Canada and the United States.

     - In July 1998 Intrawest completed its acquisition of Sandestin, the owner of a resort and residential community in northwestern Florida.

     - In July 1998 Intrawest completed its acquisition of a 15.7% equity interest in and alliance with CDA, a French public company which is the world's largest ski operator in terms of skier visits.

     - In July 1998 Intrawest completed its acquisition of Raven golf group, owner of two golf courses in Arizona.

     - In August 1998 the Company raised gross proceeds of US$125 million from a public offering of unsecured notes in Canada and the United States.

     - In September 1998 Intrawest completed its acquisition of Breeze, Inc. ("Breeze") and Max Snowboard, Inc. ("Max"), ski and snowboard equipment rental companies.

     - In December 1998 the Company raised gross proceeds of US$75 million from a private offering of unsecured notes in Canada and the United States.

     1999

     - In January 1999 Intrawest completed its acquisition of a 50% equity interest in Blue Mountain Resorts Limited ("Blue Mountain Resorts"), the owner and operator of the largest mountain resort in Ontario.

     - In February 1999 Intrawest completed its acquisition of a 45% equity interest in Alpine, the parent company of CMH, a provider of helicopter destination skiing and helicopter-assisted mountaineering and hiking in southeastern British Columbia.

     - In April 1999 the Company raised gross proceeds of $87.6 million from a public offering of 3,450,000 Common Shares in Canada.

     - In April 1999 Intrawest's percentage ownership in Mammoth Mountain Ski Area increased from 58% to 59.5%.

                          THE MOUNTAIN RESORT INDUSTRY

     There are approximately 780 ski resorts in North America of which 510 are located in the United States and 270 are located in Canada. During the 1998/99 ski season, these resorts attracted approximately 69.5 million skier visits (52.1 million to U.S. ski areas and 17.4 million to Canadian ski areas). The geographic distribution of North American skier visits during the 1998/99 ski season was as follows:

                                                           PROPORTIONATE
           GEOGRAPHIC REGION               SKIER VISITS        SHARE        INTRAWEST RESORT LOCATED IN REGION
           -----------------               ------------    -------------    ----------------------------------
                                           (MILLIONS)           (%)
Western Canada.........................          8.5              12.2      Whistler/Blackcomb, Panorama
Quebec.................................          5.7               8.2      Tremblant, Mont Ste. Marie
Other Canada...........................          3.2               4.6      Blue Mountain
U.S. Rocky Mountains...................         18.3              26.3      Copper
Northeast U.S..........................         12.5              18.0      Stratton, Mountain Creek
Pacific West U.S.......................         11.1              16.0      Mammoth
Midwest U.S............................          5.9               8.5      --
Mid-Atlantic U.S.......................          4.3               6.2      Snowshoe
                                             -------         ---------
                                                69.5             100.0
                                             =======         =========

     North American ski resorts range from small regional ski areas which primarily cater to day skiers to large amenity-filled resorts targeted to the destination visitor. Day visitors tend to focus on lift ticket prices and accessibility. Destination visitors stay for one or more nights, focus on the number of amenities and activities offered as well as the perceived overall quality of their vacation experience, are less price sensitive than day visitors, spend more on non-lift ticket items and are less likely to change their skiing plans because of changes in local conditions. As a result of these differences, destination visitors generate significantly higher revenue per day for resort owners than day visitors and provide balance to the resort's revenue mix. The smaller day visitor ski areas predominate in terms of number of resorts, but capture significantly less traffic than the large destination ski areas. The National Ski Areas Association estimated that in the 1998/99 ski season the largest 20% of ski areas accounted for approximately 80% of the total skier visits in the United States.

     Since 1985 the number of active skiers and annual skier visits in North America has not changed significantly. During the same period, the mountain resort industry has undergone a period of consolidation and attrition resulting in a significant decline in the total number of ski areas in North America. The number of North American ski resorts has declined from approximately 1,025 in 1985 to approximately 780 in 1999. The Company believes that technological advances, most notably in the development of high-speed lifts, and rising infrastructure costs were the driving forces behind this consolidation and will continue to drive further consolidation as the majority of resorts lack the capital and management ability to compete with the emerging industry leaders. In addition, the mountain resort industry is characterized by significant barriers to entry since the number of attractive sites is limited, the costs of resort development are high and environmental regulations impose significant restrictions on new development. The last new major ski facility in North America was opened in 1981. Despite the recent consolidation trend among destination resorts, ownership of the smaller regional resorts remains highly fragmented. The Company believes that the continuing attrition of smaller regional resorts will also provide growth opportunities for destination resorts in this segment of the industry. The Company believes that trends in the mountain resort industry will continue to provide attractive acquisition opportunities which it will continue to evaluate. The Company may also consider acquiring smaller regional resorts, which have a strong local following and can provide a customer base for its other resorts, and businesses complementary to its existing mountain resort operations.

     The Company is positioned to benefit from certain recent trends and developments which are favourably affecting the North American mountain resort industry, including (i) demographic trends under which the large "baby boom" generation is entering the 45 years and over age category, which is the age group with the highest average individual skier visit frequency and the largest number of buyers of vacation property, and the leading edge of the "echo boom" generation has entered the teenage years, which is the prime entry age for skiing, snowboarding and other "on-snow" sports, (ii) societal trends which place a greater focus on leisure, fitness and outdoor activities, (iii) product innovations such as parabolic skis which encourage broader participation, facilitate learning and enhance performance and (iv) the rapid growth of snowboarding, which is increasing youth and young adult participation in mountain sports. The Company expects that the growth in snowboarding, in particular, will continue to have a positive impact on the ski industry. In the United States, skier visits attributable to snowboarders have increased at a compound annual rate of growth of 18% per year over the past three years and snowboarders are currently estimated to represent 23% of all skier visits in the United States. The Company believes that these trends and developments will continue to attract additional destination guests and will result in growing demand from affluent families for vacation homes in mountain resorts.

                               THE GOLF INDUSTRY

     There are approximately 17,500 golf courses in North America -- 15,700 in the United States and 1,800 in Canada. In 1998 there were approximately 26 million active golfers in the United States and 5 million in Canada, representing about a 13% participation rate. While participation has been relatively stable over the last few years, consumer spending on golf has increased significantly, from US$7.8 billion in the United States in 1986 to US$22 billion in 1997. Revenue per round has been driven up by increases in greens fees and higher spending on equipment, lessons, cart rental and other services.

     The same demographic trends that are impacting the mountain resort industry are affecting golf. The aging of the "baby boom" generation is expected to increase the number of rounds played and the average revenue per round. Golfers over the age of 50 currently account for approximately 25% of total golfers but they play almost 50% of the total rounds each year and they spend over 50% more per player than younger golfers. In addition, the largest age group of beginners to golf is the 18-29-year old group and the leading edge of the "echo boom" generation turned 18 in 1996. Equipment innovations, such as over-sized golf club heads, are encouraging broader participation by facilitating learning and enhancing performance.

     The ownership of golf courses in North America is highly fragmented. In the United States there are approximately 11,000 different golf course owners and the top 15 course owners/managers have only approximately 5% of the market in aggregate. Similarly in Canada, less than 2% of golf courses are owned or operated by multi-course operators. Consolidation of the golf industry has begun as many independent owners lack the necessary capital to improve or maintain their courses, there is a limited supply of experienced golf operating personnel, and cost and marketing efficiencies are enhanced by the operation of multiple golf courses. Intrawest expects to capitalize on this consolidation trend by acquiring additional golf courses in the future.

                       RESORT MANAGEMENT AND DEVELOPMENT

RESORT OPERATIONS

  MOUNTAIN RESORT PROPERTIES

     The following table summarizes certain key statistics of each of the Company's mountain resort locations.

                            INTRAWEST                                                 AVERAGE     SNOW-     1998/99
                            OWNERSHIP    SKIABLE   VERTICAL               LIFTS        ANNUAL     MAKING     SKIER
RESORT                      PERCENTAGE   TERRAIN     DROP     TRAILS   (HIGH-SPEED)   SNOWFALL   COVERAGE   VISITS
------                      ----------   -------   --------   ------   ------------   --------   --------   -------
                               (%)       (ACRES)    (FEET)                            (INCHES)     (%)      (000'S)
Whistler/Blackcomb........       77       7,071     5,280      227        36(15)        360          7       2,160
Mammoth...................       59.5(1)  3,500     3,100      185        36(10)        350         17         957
Copper....................      100       2,433     2,699      125         21(5)        255         16         850
Tremblant.................      100         602     2,131       92         12(7)        140         75         677
Snowshoe..................      100         200     1,598       56         14(2)        185         99         432
Blue Mountain.............       50(2)      251       720       39         15(3)        100         94         428
Stratton..................      100         583     2,003       90         14(2)        180         75         407
Mountain Creek............      100         168     1,040       47         11(3)         90        100         266
Panorama..................      100       1,202     4,047      100         10(1)        110         35         164
Mont Ste. Marie...........      100         108     1,250       24          3(2)        120         90          66

---------------

(1) Each of the shareholders of Mammoth Mountain Ski Area ("MMSA") (including the Company) has a pro rata right of first refusal to purchase any shares of MMSA to be sold by any other shareholder to third parties.
(2) The Company acquired its 50% equity interest in Blue Mountain Resorts, the owner and operator of Blue Mountain, on January 28, 1999.

     WHISTLER/BLACKCOMB. Whistler/Blackcomb, located approximately 75 miles northeast of Vancouver, British Columbia, has been rated as North America's number one ski resort for the past eight years by various North

American ski industry publications. The Resort Municipality of Whistler ("Whistler Resort") is centred around the downhill ski facilities at Whistler and Blackcomb which have been in operation since 1966 and 1980, respectively. Whistler Resort is accessible year-round by car and railroad, as well as by air via Vancouver's international airport. The expansion of the Vancouver airport, combined with the "open skies policy" between Canada and the United States, has increased direct flights from key population centres, particularly in the United States.

     Since Intrawest acquired Blackcomb in 1986, the Company has invested approximately $137 million on capital improvements including high-speed lifts, expanded trails, upgraded snowmaking capabilities, new restaurants and employee housing. During this period, skier visits have increased from 278,000 to 1,078,000, a compound annual growth rate of 11%. Since 1988 Whistler has upgraded and replaced many of its older lifts and has expanded its ancillary facilities. Over this period, Whistler's capital expenditures have totalled approximately $108 million, comprised of approximately $63 million spent on lifts and the balance primarily on expanded restaurant and service facilities. The Company completed its acquisition of Whistler in March 1997 and intends to continue to make capital improvements to Whistler's ski facilities including new lifts and trails, additional snowmaking coverage and expanded restaurant facilities.

     The Company operates a 3,414-acre ski area facility at Blackcomb which has elevations at its base of 2,214 feet and at its peak of 7,494 feet, resulting in a vertical drop of 5,280 feet, the greatest of any North American ski resort. Blackcomb, the only major North American mountain resort with two glaciers, is able to offer skiing and snowboarding until early August. As a result, Blackcomb is a leading summer training site for ski and snowboard competitors. All of the lifts and ski runs, and some of the buildings, are located on land leased to Blackcomb by the Province of British Columbia under a ski area agreement which expires in 2029. An annual lease payment currently equal to 2% of defined gross revenue is payable by Blackcomb under this agreement.

     Whistler has a 3,657-acre ski area facility which has elevations at its base of 2,140 feet and at its peak of 7,160 feet, resulting in a vertical drop of 5,020 feet, the second greatest of any North American ski resort. Whistler has one glacier and seven high alpine bowls. Currently, less than two-thirds of the skiable terrain is serviced by lifts. All of the lifts and ski runs, and some of the buildings, are located on land leased to Whistler by the Province of British Columbia under a ski area agreement which expires in 2032. An annual lease payment currently equal to 2% of defined gross revenue is payable by Whistler under this agreement.

     The Company is the largest retailer in Whistler Resort with 28 retail and equipment rental shops. The Company also has food and beverage operations at 13 restaurants and bars, having a total seating capacity of approximately 6,200.

     Whistler/Blackcomb's 1,400-person ski and snowboard school offers classes for both adults and children. A new 8,000-square foot children's and youth's lodge was built in 1995 to accommodate the growing demand for this service. The combined Whistler/Blackcomb ski school offers more Level IV instructors than any other resort in North America.

     Whistler Resort has undergone considerable development over the past several years and now contains approximately 250 shops and restaurants, lodging units for approximately 40,000 people and numerous galleries, recreation and entertainment facilities. With three championship golf courses designed by Arnold Palmer, Jack Nicklaus and Robert Trent Jones Jr., respectively (none of which is owned by the Company), lakes for swimming and boating, extensive mountain biking trails and numerous festival activities, Whistler Resort draws visitors from around the world and is a well-established year-round tourist attraction.

     MAMMOTH. Intrawest acquired a 33% interest in Mammoth effective December 1995, increasing its interest to 51% in November 1997, 58% in January 1998 and 59.5% in April 1999. Mammoth is located in central California in the eastern Sierra Nevada mountain range 325 miles north of Los Angeles. It is the closest major mountain resort to the heavily populated southern California market from which it draws most of its visitors. Mammoth is also located approximately four miles from the town of Mammoth Lakes which has a permanent population of approximately 5,000 people. Mammoth Lakes has over 50 restaurants and bars and 150 lodging facilities.

     Mammoth consists of two separate ski areas, Mammoth Mountain and June Mountain, which are approximately 20 miles apart. Mammoth has a 3,500-acre ski area facility which has elevations at its base of 7,953 feet and at its peak of 11,053 feet. Mammoth has 185 trails which are serviced by 36 lifts, including 10 high-speed quad chairlifts. All of Mammoth's lifts, ski trails and related assets are located on land leased to

Mammoth by the United States Forest Service under various special use permits which expire at various times during the period from 2012 to 2024. Pursuant to these permits, Mammoth makes annual payments based on a percentage of sales.

     Mammoth owns and operates six sport shops, five hotel properties, and food and beverage operations at nine restaurants and bars, having a total seating capacity of approximately 4,600.

     Summer activities at Mammoth include 60 miles of mountain biking trails, fishing, board-sailing and water skiing on nearby lakes, and hiking through the Sierra Nevadas. There is a golf course in Mammoth Lakes and Intrawest is a partner in the newly opened Sierra Star Golf Course at Mammoth. Yosemite National Park, a two-hour drive from Mammoth, draws visitors to the region from around the world.

     COPPER. Copper is located approximately 75 miles west of Denver in Summit County, the heart of Colorado's ski country. Copper is easily accessible by car via Interstate 70 and by air through three airports at Denver, Colorado Springs and Eagle.

     Development of the village at Copper began in 1972. Since 1989 Copper has invested approximately US$62 million in capital improvements, including approximately US$23 million on its restaurant facilities and service buildings and approximately US$39 million on lifts, vehicles and other equipment. The Company completed its acquisition of Copper in March 1997 and intends to continue to make capital improvements at Copper including new lifts and trails and expanded restaurant facilities.

     Copper has a 2,433-acre ski area facility on three mountains, Copper, Union Peak and Tucker Mountain. Copper's ski operations were established in 1972. Copper has elevations at its base of 9,712 feet and at its peak of 12,411 feet. The skiable terrain is serviced by 21 lifts, including five high-speed quad chairlifts. Copper owns substantially all of the base area land and facilities. A significant portion of Copper's lifts, ski trails and related assets are located on land leased to Copper by the United States Forest Service under a special use permit which expires in 2037. Pursuant to this permit, Copper makes monthly payments of between 1.5% and 6.75% of the annual gross revenue generated from Copper's facilities physically located on the government land.

     Copper has 125 interconnected trails located on the front and back of its three mountains suited to a wide variety of skier ability levels. In addition to 1,366 acres of tree-lined ski trails, Copper offers four high alpine bowls which provide skiers with 1,067 acres of above-timberline skiing.

     Copper has 12 retail shops and three equipment rental shops, and food and beverage operations at ten restaurants and bars, having a total seating capacity of approximately 2,900.

     The Copper area has four-season appeal. Summer activities include golf on the highest altitude championship course in North America at the Pete Dye-designed Copper Creek Golf Course (owned by the Company), tennis, fishing and bike riding. Bike riders can access a paved bike path system which connects all resorts located in Summit and Eagle Counties. In addition, mountain bikers can access a variety of trails, including the Colorado Trail which travels from Denver to the southwestern Colorado town of Durango. Numerous festivals and special events also support the Copper area as a major summer tourist attraction.

     TREMBLANT. Tremblant, located in the Laurentians, 90 miles north of Montreal, Quebec, has been rated as the number one ski resort in the East by SKI magazine in three of the past four years. The resort is accessible by car via a major four-lane highway from Montreal and by air through major international airports located in Montreal and Ottawa. Tremblant draws most of its visitors from Montreal, Ottawa, Toronto and the northeastern United States.

     Opened in 1939, Tremblant is the oldest operating ski area in Canada and the second oldest in North America. Since acquiring Tremblant in 1991, Intrawest has carried out a significant expansion of the ski facilities, including the addition of high-speed detachable quad chairlifts, a six-passenger gondola, new trails, a 1,000-seat mountain-top restaurant, a state-of-the-art snowmaking system and the Edge, Tremblant's first new peak since 1943.

     The Company operates a 602-acre ski area facility at Tremblant which has elevations at its base of 870 feet and at its peak of 3,001 feet, resulting in the greatest vertical drop in eastern Canada. Tremblant has 92 trails which are serviced by 12 lifts, including seven high-speed quad chairlifts. Tremblant has more high-speed lifts than any other resort in eastern North America. All of Tremblant's lifts and ski runs, and some of its buildings, are located on land leased to Tremblant by the Province of Quebec under a ski area agreement that expires in 2051. Pursuant to this agreement, Tremblant pays an annual lease payment equal to $5,000, adjusted for changes in the Consumer Price Index.

     Tremblant has 17 sports shops and food and beverage operations at 11 restaurants, cafes and bars, having a total seating capacity of approximately 2,700.

     Tremblant has been designed as a four-season resort which emphasizes a unique French Canadian charm and is a text-book example of staged village development. Its summer attractions include swimming and boating on nine-mile long Lac Tremblant at the base of the mountain, golf at Le Geant and Le Diable, two 18-hole championship golf courses owned by the Company, tennis, hiking and mountain biking. The Company is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre. The facility was completed in November 1996 and is managed by Canadian Pacific. The 36,000-square foot convention centre, which can accommodate 1,800 delegates, has increased traffic at the resort year round and particularly during the shoulder seasons. Tremblant demonstrated its shoulder season potential by selling more than 20,000 panoramic lift rides during the Festival of Colors weekend in October 1998.

     SNOWSHOE. Snowshoe, located in West Virginia, is the largest ski resort in the mid-Atlantic region of the United States and has the greatest vertical drop, most uphill capacity, most extensive snowmaking coverage and the largest on-site bed base in the region. Approximately 95% of Snowshoe's annual visitors are destination skiers who drive from a market that includes North Carolina, South Carolina, Virginia and Georgia. Snowshoe, established in 1973, consists of two separate ski areas, Snowshoe Mountain and Silver Creek Mountain, which are one mile apart and connected by shuttle bus service.

     Intrawest acquired Snowshoe in November 1995 and has invested significantly in new capital improvements, mainly consisting of lifts, snowmaking and terrain expansion. The Company operates a 200-acre ski area facility at Snowshoe which has elevations at its base of 3,250 feet and at its peak of 4,848 feet. Snowshoe has 56 trails which are serviced by 14 lifts, including two high-speed chairlifts. Snowshoe's elevation is one of the highest among all ski resorts east of the U.S. Rockies, which enables Snowshoe to have a longer season than its regional competitors. The Company owns all of the land on which the ski facilities are located.

     Snowshoe has ten retail shops, two of which are concessioned to third-party operators. The resort also owns and operates 11 restaurants and ten bars, having a total seating capacity of approximately 2,100. Snowshoe owns three lodges having a total of 300 rooms and manages approximately 900 rental condominiums.

     Snowshoe's summer amenities include an 18-hole championship golf course owned by the Company and designed by Gary Player, over 100 miles of marked mountain biking trails, and various tennis and swimming facilities. The resort also owns a conference centre with over 10,000 square feet of meeting rooms and banquet facilities which draw business travellers throughout the year.

     BLUE MOUNTAIN. Blue Mountain, Ontario's largest mountain resort, is located approximately 100 miles northwest of Toronto on the southern shores of Georgian Bay. Skiing began at Blue Mountain in 1941. Intrawest acquired its 50% interest in Blue Mountain in January 1999. Blue Mountain has a 251-acre ski area facility with a vertical drop of 720 feet. Blue Mountain's 39 trails are serviced by 15 lifts, including 3 high-speed chairlifts. Blue Mountain has food and beverage operations at five locations having a total seating capacity of approximately 2,800.

     Blue Mountain's summer amenities include an 18-hole golf course, a driving range, a waterpark, alpine slides and a waterfront park on Georgian Bay.

     STRATTON. Stratton is located in southern Vermont and draws most of its visitors from the affluent markets of metropolitan New York, Connecticut, New Jersey and Massachusetts. The northeast corridor of the United States represents the largest concentration of skiers and skier visits in North America. Stratton, established in 1961, is generally regarded as the birthplace of snowboarding. Stratton formed the world's first snowboard school and has hosted snowboarding's U.S. Open, a major snowboard competition, every year since 1985.

     Since Intrawest acquired Stratton in 1994, the Company has invested significantly in capital improvements, primarily comprising upgrades to the snowmaking system, a six-passenger high-speed chairlift and improvements to the base area facilities. The Company operates a 583-acre ski area facility at Stratton which has elevations at its base of 1,933 feet and at its peak of 3,936 feet, the highest ski peak in southern Vermont. Stratton has 90 trails which are serviced by 14 lifts, including one high-speed chairlift and one high-speed gondola.

     Stratton has 20 separate retail shops and food and beverage operations at 12 restaurants and bars, having a total seating capacity of approximately 2,300.

     Stratton's summer amenities include a 27-hole championship golf course, a 22-acre golf school and a sports and tennis complex, all of which are owned and operated by the Company. The town of Manchester, located approximately 22 miles from Stratton, is one of Vermont's busiest summer tourist attractions with over 70 designer discount outlets, antique stores and art galleries.

     MOUNTAIN CREEK. Mountain Creek, located approximately 50 miles from New York City, is the closest major skiing complex to the metropolitan New York area.

     Intrawest acquired Mountain Creek in February 1998. The ski area includes 1,100 acres of land encompassing three peaks -- Vernon Valley, Great Gorge South and Great Gorge North -- currently providing approximately 168 acres of skiable terrain that can be readily expanded, and a vertical drop of 1,040 feet, the greatest in the New York metropolitan area. The resort offers night skiing on all of its skiable terrain, and the Company owns all the land on which the ski facilities are located. Mountain Creek's summer amenities include a 280-acre theme park, five mountain-top lakes and a 27-hole golf course (not owned by the Company). Approvals are in place for an additional 27-hole golf course on the Company's land at the top of the mountain. In the first half of the 1990s, summer visits to the resort averaged 450,000, about one-third more than winter skier visits.

     PANORAMA. Panorama is located in the Purcell Range of the Canadian Rockies approximately 12 miles from Invermere, British Columbia. The resort is a 3 1/2-hour drive from Calgary, Alberta from which Panorama draws many of its visitors. Skiing and village development began at Panorama in 1968. Since Intrawest acquired Panorama in 1993, the Company has added approximately 1,000 acres of skiable terrain designed to provide more variety for destination skiers and installed a summit T-bar lift to increase Panorama's skiable vertical drop to 4,047 feet, the third greatest in Canada surpassed only by Blackcomb and Whistler.

     The Company operates a 1,202-acre ski area facility at Panorama which has elevations at its base of 3,736 feet and at its peak of 7,783 feet. Panorama has 100 trails which are serviced by 10 lifts, including one high-speed quad chairlift. All of the lifts and ski runs, and some of the buildings, are located on land leased to Panorama by the Province of British Columbia under a ski area agreement that expires in 2033. Pursuant to this agreement, Panorama pays an annual lease payment currently equal to 2% of defined gross revenue.

     Panorama has four retail shops and food and beverage operations at six restaurants and bars, having a total seating capacity of approximately 850.

     Panorama offers access to some of the best heli-skiing in the world. All of the commercial facilities at the resort, except for the heli-skiing operation, are owned and operated by the Company. Panorama's summer amenities include an 18-hole championship golf course 50% owned by the Company. Other summer attractions in the area include whitewater rafting and kayaking, horseback riding, tennis and hot springs at Radium and Fairmont.

     MONT STE. MARIE. Mont Ste. Marie is located in the Outaouais region 55 miles north of Ottawa. The resort has the highest elevation of any ski area in the Outaouais between Toronto and Mont Tremblant.

     Intrawest acquired Mont Ste. Marie in March 1997 and is in the process of formulating its plans for the resort. The Company operates a 108-acre ski area facility at Mont Ste. Marie which has a vertical drop of 1,250 feet. The Company owns all of the land on which the ski facilities are located. Mont Ste. Marie's summer amenities include an 18-hole championship golf course owned by the Company. Mont Ste. Marie has food and beverage operations at two locations having a total seating capacity of approximately 600.

  WARM-WEATHER DESTINATION PROPERTIES

     SANDESTIN. Sandestin is located in Destin, in northwestern Florida, a major tourist, second-home and retirement destination. The resort has a one-half mile of frontage on the Gulf of Mexico and 6 1/2 miles of frontage on Choctawhatchee Bay, which forms part of the Intracoastal waterway. Sandestin is the only resort in northwestern Florida that offers both beach and bay access directly from the property.

     Sandestin has 54 holes of golf on three separate courses and an additional 18-hole course is currently under construction. The resort also features 32,300 square feet of conference facilities, a 37,000-square foot retail centre which accommodates 31 shops, a 98-slip full-service marina suitable for craft up to 100 feet in length, 13 tennis courts, management of approximately 700 residential rental units, and various restaurants, bars and other recreational amenities.

     RAVEN. Raven owns and operates two highly rated daily fee golf courses, The Raven at South Mountain in Phoenix and The Raven at Sabino Springs in Tucson. In addition, Raven has a management contract for another course to be constructed in Carlsbad, California.

     The Raven concept is to create superior public golf facilities, complemented by attention to maintenance and service quality. The two Raven courses were rated 5th and 7th for quality of service among 5,300 golf courses across North America included in a 1998 survey of subscribers conducted by Golf Digest magazine. In addition both courses were rated in the top ten public golf courses in Arizona in 1997 by Golf Digest.

  OTHER RESORT PROPERTIES

     CANADIAN MOUNTAIN HOLIDAYS. In February 1999 the Company acquired its 45% equity interest in Alpine, the parent company of CMH, which provides helicopter destination skiing and helicopter-assisted mountaineering and hiking in southeastern British Columbia. Alpine also provides non-leisure helicopter services on a contract basis. Approximately 75% of Alpine's annual revenue is generated from its leisure business operations.

     CMH, a leader in the heli-skiing industry, offers heli-skiing vacations in 11 mountain areas and its operations include 30 helicopters, six remote lodges and five additional skiing/hiking areas.

  SOURCES OF RESORT OPERATIONS REVENUE

     Intrawest's resort operations revenue from the ski and resort and warm-weather segments is derived from a wide variety of sources including lift ticket sales, retail and rental shops, food and beverage, lodging and property management, ski school, golf, tennis and other summer activities. Sales of lift tickets represent the single largest source of resort operations revenue (41% for fiscal 1999). While revenue from lift ticket sales has increased each year during the past five years, the proportion of resort operations revenue accounted for by sources other than lift ticket sales increased from 44% in fiscal 1995 to 59% in fiscal 1999. This increase is the result of the Company's expansion into warm-weather destination properties and the ongoing expansion of the range of services offered by the Company at each resort.

     The following chart provides a breakdown of the sources of the Company's ski and resort operations and warm-weather operations revenue during fiscal 1999. See "Selected Consolidated Financial Information -- Segmented Information" for segmented information.

                                                                  REVENUE      PROPORTION
                                                                -----------    ----------
                                                                 (MILLIONS
                                                                OF DOLLARS)          (%)
Lift tickets................................................    $    235.0          40.7
Retail and rental shops.....................................          98.2          17.0
Food and beverage service...................................          82.8          14.3
Lodging and property management.............................          58.0          10.1
Ski school..................................................          33.6           5.8
Golf........................................................          32.1           5.6
Other.......................................................          38.0           6.5
                                                                -----------    ---------
                                                                $    577.7         100.0
                                                                ===========    =========

     LIFT TICKET SALES. The Company sells a wide variety of lift ticket products at its resorts targeted to particular customer segments at different times of the season. These products include season passes, frequent skier cards, single- and multi-day tickets, and heli-skiing revenue. Season pass purchasers are a very important customer group because generally they are the most frequent visitors, have a loyalty to the resort and are owners of real estate at the resort. The frequent skier card was introduced at Blackcomb in fiscal 1994 and was also introduced at Tremblant, Stratton, Mammoth, Whistler and Copper for the 1996/97 ski season. In addition to their other features, frequent skier cards at Blackcomb and Stratton offer direct lift access as the card is scanned at the lift line and a charge is made against the cardholder's credit card. The Company uses its frequent skier cards to increase skier visits at non-peak times by offering discounts against the regular day ticket price or by tying in promotions at its retail stores or food and beverage facilities. Single- and multi-day tickets constitute the balance of the Company's line of lift ticket products. These lift tickets are often sold to customers in packages including accommodations in order to fill beds when occupancy is expected to be low. Revenue from lift ticket sales has increased every year since 1986 when the Company acquired its interest in Blackcomb. Since fiscal 1995 revenue from lift ticket sales has increased from $53.9 million to $235.0 million, primarily because of acquisitions and improvements in ticket yields. The Company's goal is to manage its ticket yields to obtain premium prices during peak periods and maximize aggregate lift ticket revenue during non-peak periods.

     RETAIL AND RENTAL SHOPS. The retail and equipment rental operations contribute significantly to overall resort profitability. Revenue from the Company's retail division increased from $17.8 million in fiscal 1995 to $98.2 million in fiscal 1999. The increase is attributable primarily to acquisitions and to increased retail sales and equipment rental revenue at Blackcomb, Tremblant and Panorama. Retail revenue aids in stabilizing the Company's daily and weekly cash flows, as the Company's shops tend to have the strongest sales on poor weather days. Shopping is generally an important part of the guest vacation experience and interesting shops are a vital ingredient in the total resort framework. Across all of its resorts the Company owns 122 retail and ski rental shops containing approximately 200,000 square feet of sales/service area. The large number of retail locations operated by the Company allows it to improve margins through large quantity purchase agreements and sponsorship relationships. These shops are located on the mountains and in the base areas. On-mountain shops generally sell ski accessories such as goggles, sunglasses, hats and gloves while base area shops sell these items as well as hard goods such as skis, snowboards, boots and larger soft goods such as jackets and snowsuits. In addition, all locations offer the Company's own logo-wear which generally provides higher profit margins than other retail products. In the non-winter seasons, most of the on-mountain shops are closed and the base area shops sell mountain bikes, in-line skates, tennis equipment and warm-weather apparel.

     The Company also owns and operates the 43-store chain of Breeze/Max sport retail and ski and snowboard rental shops containing approximately 77,000 square feet of space. This chain has locations in the western United States.

     FOOD AND BEVERAGE SERVICE. Food and beverage service has become an increasingly important component in providing a satisfying guest experience and has been a significant source of revenue growth for the Company. The introduction of high-speed lifts in the late 1980s has allowed skiers to ski more runs in a shorter period, thereby providing more time for other activities, such as dining in the restaurants.

     Each of Intrawest's mountain resorts owns and operates all of its on-mountain food and beverage facilities. These facilities include restaurants, bars, cafes, warming huts, cafeterias and fine dining options such as Christine's at Blackcomb and La Legende at Tremblant. Destination resorts, such as Whistler/Blackcomb, which cater to visitors from all over the world, offer a wide variety of ethnic foods in their on-mountain restaurants as well as specialty menus for different family members. The resorts also own and operate many of the base area restaurants and bars as well as many of the food service outlets in their village centres. In total, the Company owns and operates 107 different food and beverage facilities at its mountain resorts with more than 26,000 seats. The Company's control of its on-mountain and base area food services allows it to capture a larger proportion of guest spending as well as to ensure product and service quality. Revenue from food and beverage services increased from $11.5 million in fiscal 1995 to $82.8 million in fiscal 1999, principally due to acquisitions and the expansion of facilities at Blackcomb and Tremblant.

     LODGING AND PROPERTY MANAGEMENT. The Company's lodging and property management division manages its own properties as well as properties owned by third parties. Currently the Company owns or manages approximately 5,100 lodging units at its mountain resorts. The lodging division performs a full complement of guest services including reservations, property management, housekeeping and brokerage operations. Each mountain resort has a welcome centre to which newly arriving guests are directed. The centre allocates accommodations and provides guests with information on all of the resort's activities and services. The Company's property management operation seeks to maximize the synergies that exist between lodging and lift ticket promotions. Revenue from lodging and property management increased from $9.7 million in fiscal 1995 to $58.1 million in fiscal 1999, principally due to acquisitions and the development of new rental accommodations at Tremblant.

     The Company's real estate development program is designed to ensure the continued growth of its lodging operation. Typically, newly constructed condominiums and townhomes are sold to owners who put the units into a rental pool managed by the Company. The resulting growth in occupancy increases skier visits and provides an additional source of fee revenue for the Company.

     SKI SCHOOL. The Company operates the ski school at each of its mountain resorts, except at Panorama where this service is concessioned to a third party. A variety of programs are offered to skiers, targeted to different ability levels and age groups. Future growth is expected to result from growth in the sport of snowboarding and technological advances currently taking place in alpine skiing equipment, for which the ski schools at the Company's resorts have qualified instructors. The Company's resorts offer packages designed to combine the new technologies with instructor-led learning sessions.

     The Company has approximately 3,400 instructors on its ski school staff across all of its mountain resorts. Over the past several years, the Company has initiated programs to increase its ski school business. Revenue from ski schools increased from $6.5 million in fiscal 1995 to $33.5 million in fiscal 1999, principally due to acquisitions and the expansion of ski school programs at Whistler/Blackcomb and Tremblant.

     GOLF. Intrawest entered the golf business with its acquisition of Stratton in fiscal 1995 and, since that time, annual golf revenue has grown to $32.1 million in 1999. At its mountain resorts, the Company owns and operates championship golf courses at Tremblant, Mont Ste. Marie, Copper, Stratton, Snowshoe and Mammoth. The Company also owns an additional five golf courses at its warm-weather resort properties in Florida and Arizona. Stratton also offers a golf school which attracts students from throughout eastern North America. Golf courses are currently under construction at Sandestin in Florida and Three Peaks in Colorado. Golf is a primary attraction in the summer and shoulder seasons, providing the Company with revenue from greens fees, cart rentals and pro-shop sales. In addition, golf also drives a significant portion of the food and beverage and lodging revenue during the summer. Golf courses are also a selling feature for real estate. The Company has significant developable land parcels adjacent to golf courses at its resorts, which generally command higher selling prices than other real estate. The Company believes that its golf and other summer revenue will continue to be an increasingly significant component of resort operations revenue in the future.

     OTHER. The Company generates additional revenue from diverse sources such as the waterpark at Mountain Creek, athletic club fees at Sandestin and community services revenue (e.g. telephone and other utility services) at most of its mountain resorts.

  SPONSORSHIP AND SPECIAL EVENTS

     An important part of the Company's business strategy is to increase exposure of the Intrawest brand name and the brand names of the individual Intrawest resorts by entering into sponsorship relationships with leading companies and by hosting world-class events to gain international exposure. The Company's geographically diversified mountain resorts are particularly appealing to sponsors seeking exposure across North America. In addition, the Company's leading industry position, coupled with the demographics of its customer base, make it an attractive partner for prospective sponsors. The Company's business sponsors include Coca Cola, Fuji Films, Nestle, Evian and Telus/Bell/MCI Worldcom.

     The Company's resorts host a number of world-class sporting events including annual freestyle World Cup competitions at Whistler/Blackcomb and Tremblant and snowboarding's U.S. Open championship at Stratton. Whistler, Panorama and Mammoth have also been the sites of several World Cup downhill and slalom races. In addition to these events, the Company's resorts host numerous high profile music and arts events.

  INFORMATION TECHNOLOGY

     The Company's information technology systems improve communication with its guests and enhance guest service and convenience. These systems are intended to simplify a guest's purchase and use of the Company's services in order to build guest loyalty and encourage repeat buying. Current information technology initiatives which have been implemented at certain of the Company's resorts include (i) direct lift access systems by which skiers can avoid the ticket window by having their photo identification passes scanned at the lift line resulting in a charge to their credit cards, (ii) digital imaging systems for ski passes that prevent season passholders from having to be photographed annually, (iii) resort-wide guest charging systems whereby an identification card can be used to charge goods or services at any of the Company's facilities across the resort, (iv) central reservation systems for use in connection with the Company's property management business and (v) ski school reservation and instructor scheduling systems that simplify the booking process for guests and allow the Company to ensure better utilization of instructors.

  RESORT MARKETING AND SALES

     The primary objectives of the Company's marketing strategy include (i) increasing the Company's market share of North American, European and Asian visitors, (ii) building demand during both peak and non-peak periods, (iii) increasing existing customers' use of the Company's network of resorts, (iv) expanding the summer and shoulder season businesses of the Company's resorts and
(v) increasing the Company's total share of customer spending across each resort. Using market research information from the Company's database and employee feedback the Company builds marketing programs which are targeted at particular customer and season segments. The Company's resort marketing expenses for fiscal 1999 were approximately $23.8 million.

     While traditional marketing mediums such as print media in ski industry and lifestyle publications continue to play a role in the overall marketing mix, the Company is placing increased emphasis on database marketing, strategic partnering and sponsorship initiatives. The Company has commenced initiatives to exploit its database to develop programs that identify and target new customers and increase the visit frequency and spending of existing customers.

RESORT REAL ESTATE DEVELOPMENT

     Intrawest is North America's largest mountain resort real estate developer. The Company has over 20 years of experience in the real estate industry, initially in the development of urban residential and commercial properties in the Pacific Northwest and, beginning in 1986 with its acquisition of Blackcomb, the development of mountain resort properties. In the past ten fiscal years, the Company has developed and sold approximately $1.4 billion of real estate, including non-resort real estate. In 1994 the Company determined that it would no longer develop urban real estate and that it would sell its non-resort assets in order to concentrate on its resort operations and resort development activities. Intrawest's real estate expertise is a key operating strength which differentiates the Company from its mountain resort competitors. The Company has expertise in all aspects of real estate development, including master planning, project design, construction, sales and marketing, and property management.

     The following table summarizes certain key statistics relating to each of the Company's resort real estate holdings.

                                                                            AS AT JUNE 30, 1999
                                   DATE       --------------------------------------------------------------------------------
                               CONSTRUCTION                               RESIDENTIAL                              COMMERCIAL
                                COMMENCED/                  RESIDENTIAL   UNITS HELD    COMMERCIAL   COMMERCIAL    SPACE HELD
                               IS EXPECTED    RESIDENTIAL   UNITS UNDER   FOR FUTURE      SPACE      SPACE UNDER   FOR FUTURE
           RESORT              TO COMMENCE    UNITS SOLD    DEVELOPMENT   DEVELOPMENT   COMPLETED    DEVELOPMENT   DEVELOPMENT
           ------              ------------   -----------   -----------   -----------   ----------   -----------   -----------
                                                                                         (SQ FT)       (SQ FT)       (SQ FT)
Blackcomb(1)................       1987          2,627            60            77        62,000        --             --
Tremblant...................       1992          1,360           324         2,979       124,000        23,000         10,000
Keystone(2).................       1995            546           445         2,077        91,000        37,000        190,000
Sun Peaks...................       1995             79            55           142         5,000        --             --
Panorama....................       1995            145           132         1,249        19,000        --             10,000
Stratton....................       1997            102           108         1,088         --           --             30,000
Snowshoe....................       1997            112           123           906         9,000        13,000         43,000
Mammoth(3)..................       1998             22           261         1,991         --            4,000        129,000
Copper......................       1998             30           306           748         --           60,000         50,000
Whistler(4).................       1998             47            47           767         --           --            108,000
Sandestin(5)................       1999            164           252         2,200         --           --            200,000
Solitude(6).................       1999          --               83           159         --            6,000          7,000
Three Peaks(7)..............       2000          --               75           319         --           --             --
Squaw Valley................       2000          --            --              574         --           --            123,000
Blue Mountain...............       2000          --            --            1,900         --           --            148,000
Mountain Creek..............       2001          --            --            1,670         --           --            155,000
                                                 -----         -----        ------       -------       -------      ---------
                                                 5,234         2,271(8)     18,846(8)    310,000       143,000(8)   1,203,000(8)
                                                 =====         =====        ======       =======       =======      =========

---------------

(1) The Company has a 77% interest in Blackcomb Skiing Enterprises Limited Partnership. The information on Blackcomb in this table reflects 100% of the partnership's land holdings.
(2) The Company has a 50% interest in a joint venture that owns and is developing the land at Keystone (certain projects are at 60%). The information on Keystone in this table reflects 100% of the joint venture's land holdings.
(3) The Company owns land at Mammoth for the development of approximately 1,200 residential units and 130,000 square feet of commercial space and participates in a partnership which owns land for the development of approximately 1,100 residential units. The Company's interest in this partnership is 75%. The information on Mammoth in this table reflects 100% of the partnership's land holdings.
(4) The Company has a 77% interest in Whistler Mountain Resort Limited Partnership. The information on Whistler in this table reflects 100% of the partnership's land holdings.
(5) The Company has a 95% interest in Sandestin. The information on Sandestin in this table reflects 100% of the resort's land holdings.
(6) The Company entered into an option agreement with Solitude Ski Corporation in September 1998 pursuant to which the Company has the right to acquire land at the base of Solitude Mountain.
(7) The Company has a 50% interest in a joint venture that owns and is developing the land at Three Peaks. The information on Three Peaks in this table reflects 100% of the joint venture's land holdings.
(8) The Company's pipeline of real estate projects comprises residential units and commercial space under development and held for future development which aggregate 22,463 units.

  THE DEVELOPMENT PROCESS

     Intrawest's approach to real estate development encompasses (i) land acquisition, (ii) resort master planning, (iii) project development and construction, (iv) marketing and sales and (v) commercial development and leasing. The Company carefully manages the number and mix of new projects brought to the market each year to maximize its returns and support real estate values. In addition, control over all development activities allows the Company to more closely align its real estate strategies with resort operations.

     LAND ACQUISITION. The same factors which drive resort visits, such as accessibility, four-season attractions and amenities, and proximity to major markets, also enhance real estate values. When Intrawest investigates potential resort acquisitions, the potential for real estate development is one of the primary considerations.

     Intrawest believes that it has a conservative approach to the acquisition of land. The Company typically acquires its land at low cost in conjunction with the purchase of the resorts or through joint ventures or other arrangements which typically provide that land payments are due only when units are sold. The extensive land holdings at Tremblant, Panorama, Stratton, Snowshoe, Copper and Mountain Creek were acquired at low cost in conjunction with the acquisition of these resorts. At Blackcomb, the Company has options which it may exercise for specific project sites when permits are in place and construction is set to commence. Intrawest secured its land holdings at Keystone by forming a joint venture with the land owner under which land is only paid for as completed units are sold. At Mammoth, Intrawest secured a portion of its land holdings by forming a partnership with the land owner under which land is only paid for as completed units are sold. At Whistler, the price of the acquired land is deferred until certain real estate development rights are employed or disposed of, subject to minimum annual payments of $1.5 million to $3.0 million. At Squaw Valley, the land which Intrawest has the right to acquire is currently used by the resort owner for visitor parking and, as consideration for the land, the Company must provide replacement parking stalls for those displaced by the development.

     RESORT MASTER PLANNING. The starting point of the Company's development program at a resort is the "envisioning process", under which consultants and members of Intrawest's management plan future developments by envisioning how an entire resort will appeal to visitors. The envisioning process includes consideration of issues such as the historical significance and unique features of the site, the desired architectural character of the resort, the ambience of the resort, and the amenities and features that will animate the resort. The end product of this process is a vision statement which, throughout the build-out of a resort, serves as a guide to the development of the resort. The highlights of the vision statement are incorporated into a short multi-media presentation which employs evocative photography, words and music to communicate the vision to large audiences, including various levels of government, partners and associates, the financial community, the media, environmental groups and the general public. The envisioning process was used to create the French Canadian village theme for Tremblant and the Colorado Rockies theme for Keystone.

     After the envisioning process is complete, the next stage is to achieve the necessary zoning to allow for the implementation of the master plan, involving close liaison with municipal approval agencies and multiple public hearings.

     PROJECT DEVELOPMENT AND CONSTRUCTION. After the overall master plan has been designed and the zoning has been approved, the next stage in the development program is to build the necessary infrastructure for the resort, such as roads, water, and sewer and utility services, and to create individual real estate projects. Each of the Company's real estate projects is assigned to a development manager who is responsible for all aspects of the development cycle from project conception to ultimate sell-out. The development managers are based at the resort and report to a local vice president who is responsible for all the real estate projects at the resort and who reports to a senior vice president who oversees the development program at multiple resorts.

     The development managers are supported by a team of design, construction, finance and sales staff at the resort with the assistance of similar staff members at head office and local consultants. The Company exploits its successful track record through the transfer of "project templates" to new developments, subject to modified designs to reflect the resort master plan and any local market requirements. This practice helps to control costs and reduce construction risk. The Company also concentrates on woodframe developments which have a short construction timetable. In addition, the Company does not normally construct its own projects but rather engages general contractors under fixed-price contracts which transfer most of the risk of construction overruns to the contractor. The Company arranges construction financing for both infrastructure work and projects, generally to cover approximately 75% of total costs, primarily through established revolving credit facilities.

     MARKETING AND SALES. Market research is an important part of the Company's development process. Projects are tailored to the needs of prospective customers by price range, type (condominium-hotel, townhome and single-family residences) and location (with ski-in, ski-out access, on the golf course or in the woodlands). With a diversified product line, Intrawest is able to respond to changing market conditions within an individual resort and to maximize the value of each product type.

     Each of the Company's resorts has its own marketing and sales department under the supervision of a local marketing director. At some resorts the Company employs its own sales personnel while at others it engages third party agents to sell its projects on a commission basis. The resorts are supported by marketing and sales personnel at Intrawest's head office and by external consultants. Marketing and sales costs for an individual project are generally in the range of 4% to 7% of total project costs. Real estate marketing also benefits resort operations since it exposes the resort to potential visitors and skiers.

     Intrawest generally follows a policy of pre-selling a significant portion of its real estate projects prior to and during construction in order to mitigate its risk of unsold completed inventory. A new marketing approach was introduced during 1996, whereby properties are marketed to the resort's most loyal customers through a sophisticated database marketing strategy and the use of a "national launch team" working across the Company's major markets. This approach has been applied to large condominium-hotel projects such as One Whistler Village at Blackcomb, Silver Mill at Keystone and Le Kandahar at Tremblant. Since fiscal 1995 the Company has pre-sold on average approximately 85% of its units prior to the completion of construction.

     COMMERCIAL DEVELOPMENT AND LEASING. Many of Intrawest's real estate projects, particularly in its resort villages, comprise residential units constructed on top of ground floor retail space. The Company occupies some of the retail space for its own stores, restaurants and bars and it also leases space to third party operators. The mix of tenants and the quality of their finished stores are closely managed by the Company so as to maintain the ambience of the resort. In order to attract top quality retail operators the Company seeks to ensure that their stores and restaurants have access to visitors throughout the year. By providing summer- and shoulder-season activities and amenities such as summer outdoor recreational activities and cultural programs, the Company is able to improve year-round utilization of facilities.

     As at June 30, 1999, Intrawest had developed approximately 310,000 square feet of commercial space at its resort real estate holdings. The Company manages or owns certain commercial space at its resorts that is occupied by third party operators and receives rental revenue, which in fiscal 1999 amounted to approximately $8.1 million.

     The Company is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre. The facility was completed in November 1996 and is managed by Canadian Pacific.

  REAL ESTATE PROPERTIES

     Set out below is a brief overview of the Company's land holdings followed by a listing of projects recently completed or under active development.

     BLACKCOMB. Since 1986 the Company has exercised the options on and developed the majority of its land holdings at the base of Blackcomb. The Company is developing, or has land planned for the development of, approximately 140 residential units. The Company expects that the development of these lands will take place over a period of approximately three years.

     TREMBLANT. Intrawest's construction of a French Canadian resort village at Tremblant is substantially complete and Chateau Mont Tremblant is in operation. The village core, Chateau Mont Tremblant, Le Geant and Le Diable golf courses, and on-mountain improvements are substantially constructed and the bulk of the infrastructure is in place to support the development of the remaining real estate at the resort. The Company is developing, or has land planned for the development of, approximately 3,300 residential units and 33,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 10 to 15 years.

     KEYSTONE. In 1993 Intrawest entered into a joint venture to develop the real estate at Keystone. The joint venture is developing River Run, a pedestrian village at the base of the mountain and five additional residential neighbourhoods. The Company has developed or plans to develop approximately 1,000 residential units and 208,000 square feet of commercial space in the new River Run Village, 90 residential units around a planned golf course and 1,900 residential units and 110,000 square feet of commercial space in areas adjacent to the existing real estate and new mountain village. The Company expects that the development of these lands will take place over a period of 10 to 15 years.

     SUN PEAKS. Since 1995 the Company has exercised the rights to develop 134 residential units from the owner of Sun Peaks. The Company has the right to develop an additional 142 residential units. This right expires on the earlier of June 21, 2002 and the date when the Company has purchased eight sites and all buildings on the sites have been substantially completed.

     PANORAMA. Intrawest owns approximately 400 acres of developable land at Panorama in the resort village and adjacent to the Greywolf Golf Course. The Company is developing, or has land planned for the development of, approximately 1,400 residential units and 10,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 12 to 15 years.

     STRATTON. The Company is developing, or has land planned for the development of, approximately 1,200 residential units and 30,000 square feet of commercial space. The bulk of the development will expand the existing village at the base of Stratton Mountain. The Company expects that the development of these lands will take place over a period of 12 to 15 years.

     SNOWSHOE. With its acquisition of Snowshoe, the Company acquired approximately 200 acres of land which may be developed to support the existing village. The Company is developing, or has land planned for the development of, approximately 1,000 residential units. The Company expects that the development of these lands will take place over a period of 12 to 15 years.

     MAMMOTH. The Company is developing a new North Village at the base of Mammoth Mountain which is planned for the development of approximately 800 residential units and 133,000 square feet of commercial space. The Company also is developing, or has land available for the development of, approximately 350 ski-in, ski-out units and 1,100 residential units on the Sierra Star Golf Course. The Company expects that the development of these lands will take place over a period of 10 to 12 years.

     COPPER. The Company owns three major parcels of land at Copper. The Village Center parcel is located at the main access point to Copper and the Company is developing, or has land planned for the development of, approximately 1,000 residential units and 110,000 square feet of commercial space on this site. The Company is developing, or has land planned for the development of, approximately 100 units on remaining parcels which will either have ski-in, ski-out access or are adjacent to the Copper Creek Golf Course. The Company expects that the development of these lands will take place over a period of eight to ten years.

     WHISTLER. The Company owns a 44-acre site at the Creekside base of Whistler Mountain. The Company is developing, or has lands planned for the development of, approximately 350 residential units and 68,000 square feet of commercial space at the Creekside base as well as approximately 450 residential units and 40,000 square feet of commercial space located at other sites. The Company expects that the development of these lands will take place over a period of five to eight years.

     SANDESTIN. With its acquisition of Sandestin, the Company acquired 256 units of substantially completed inventory comprised of single-family lots, townhomes and condominiums, and land for future development of approximately 2,400 residential units and 200,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 10 to 15 years.

     SOLITUDE. Through an option with the owner of Solitude Ski Resort, the Company is developing, or plans to develop, approximately 240 residential units. The Company expects that the development of these lands will take place over a period of three to five years.

     THREE PEAKS. Through a joint venture, the Company is developing, or has land planned for the development of, approximately 400 residential units which surround an 18-hole golf course owned by the Company in Silverthorne, Colorado. The Company expects that the development of these lands will take place over a period of five to seven years.

     SQUAW VALLEY. Through an option with the owner of Squaw Valley Ski Area, the Company plans to develop approximately 600 residential units and 123,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of eight to ten years.

     BLUE MOUNTAIN. Through an agreement with Blue Mountain Resorts, the Company plans to develop approximately 1,300 residential units and 148,000 square feet of commercial space. Through a joint venture, the Company has land planned for the development of approximately 600 residential units surrounding the Monterra Golf Course. The Company expects that the development of these lands will take place over a period of 10 to 12 years.

     MOUNTAIN CREEK. With its acquisition of Mountain Creek, the Company acquired approximately 390 acres. The Company is developing, or has land planned for the development of, approximately 1,700 residential units and 155,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 12 to 15 years.

     MONT STE. MARIE. With its acquisition of Mont Ste. Marie, the Company acquired approximately 900 acres of developable land. The feasibility of the development of these lands is currently being reviewed.

            PROJECTS RECENTLY COMPLETED OR UNDER ACTIVE DEVELOPMENT

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
      PROJECT NAME        INTEREST       UNITS       STATUS AT AUGUST 31, 1999
      ------------        ---------   -----------    -------------------------
BLACKCOMB
Pinnacle Heights             77%           9       Exclusive townhomes for sale;
                                                   construction started February
                                                   1998 with scheduled completion
                                                   September 1999; fully
                                                   pre-sold.
Horstman House               77%          51       Quarter-share units for sale;
                                                   construction started May 1999
                                                   with scheduled completion May
                                                   2000; 199 of 204 quarters
                                                   pre-sold.

TREMBLANT
Le Saint Andrew's Lots      100%          14       Single-family lots for sale;
                                                   construction of infrastructure
                                                   completed August 1994; 9 lots
                                                   sold.
Refuge des Cerfs            100%          66       Single-family lots for sale;
                                                   construction started November
                                                   1997 with scheduled completion
                                                   December 1999; 23 lots
                                                   pre-sold.
La Tour des Voyageurs       100%          163      Condominium-hotel units for
                                                   sale; construction completed
                                                   June 1999; 158 units sold.
Le Plateau                  100%          98       Townhomes for sale;
                                                   construction started May 1998
                                                   with scheduled completion June
                                                   2000; 94 units pre-sold.
Le Westin Royal             100%          126      Condominium-hotel units for
Tremblant                                          sale; construction started
                                                   April 1999 with scheduled
                                                   completion July 2000; 115
                                                   units pre-sold.
Les Falaises                100%          24       Townhomes for sale;
                                                   construction started July 1999
                                                   with scheduled completion
                                                   February 2000; 18 units
                                                   pre-sold.
La Tour des Voyageurs II    100%          51       Condominium-hotel units for
                                                   sale; construction started
                                                   August 1999 with scheduled
                                                   completion May 2000; 30 units
                                                   pre-sold.


                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
      PROJECT NAME        INTEREST       UNITS       STATUS AT AUGUST 31, 1999
      ------------        ---------   -----------    -------------------------
KEYSTONE
Buffalo Lodge & The          55%          157      Condominium-hotel units for
Dakota                                             sale; construction completed
                                                   September 1998; 143 units
                                                   sold.
Expedition Station           60%          92       Condominium-hotel units for
                                                   sale; construction completed
                                                   August 1999; 77 units sold.
Elk Run Lots                 50%          81       Single-family lots for sale;
                                                   construction started May 1998
                                                   with scheduled completion
                                                   September 1999; 61 lots sold.
Elk Run Villas               60%          10       Townhomes for sale;
                                                   construction started May 1999
                                                   with scheduled completion May
                                                   2000; 4 units pre-sold.
Red Hawk Lodge and           60%          131      Condominium-hotel units and
Townhomes                                          townhomes for sale;
                                                   construction started May 1999
                                                   with scheduled completion July
                                                   2000; 108 units pre-sold.
Lone Eagle                   60%          50       Condominium-hotel units for
                                                   sale; construction to begin
                                                   spring 2000 with scheduled
                                                   completion summer 2001.
Colorado House               60%          112      Condominium-hotel units for
                                                   sale; construction to begin
                                                   spring 2000 with scheduled
                                                   completion summer 2001.

SUN PEAKS
Fireside Lodge              100%          72       Condominium-hotel units for
                                                   sale; construction completed
                                                   April 1998; 37 units sold.
Forest Trails               100%          36       Townhomes for sale;
                                                   construction of Phase I (20
                                                   units) completed January 1999;
                                                   19 units sold. Construction of
                                                   Phase II (16 units) started
                                                   March 1999 with scheduled
                                                   completion October 1999; 7
                                                   units pre-sold.

PANORAMA
Tamarack Lodge              100%          46       Condominium-hotel units for
                                                   sale; construction completed
                                                   June 1998; 43 units sold.
Greywolf Lots               100%          75       Single-family lots for sale;
                                                   construction of Phase I (25
                                                   lots) infrastructure completed
                                                   October 1997; 20 lots sold.
                                                   Construction of Phase II (17
                                                   lots) infrastructure completed
                                                   July 1999; 16 lots sold.
                                                   Construction of Phase III (33
                                                   lots) infrastructure to begin
                                                   fall 1999 with scheduled
                                                   completion spring 2000.
Panorama Springs            100%          80       Condominium-hotel units for
                                                   sale; construction started May
                                                   1999 with scheduled completion
                                                   March 2000; 58 units pre-sold.
Riverbend Townhomes         100%          40       Townhomes for sale;
                                                   construction started June 1999
                                                   with scheduled completion May
                                                   2000; 7 units pre-sold.


                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
      PROJECT NAME        INTEREST       UNITS       STATUS AT AUGUST 31, 1999
      ------------        ---------   -----------    -------------------------
STRATTON
Long Trail House --         100%          75       Condominium-hotel units for
North                                              sale; construction completed
                                                   May 1999; 56 units sold.
Long Trail House --         100%          67       Condominium-hotel units for
South                                              sale; construction started
                                                   April 1999 with scheduled
                                                   completion June 2000; 25 units
                                                   pre-sold.
Stratton Springs            100%          32       Townhomes for sale;
                                                   construction started September
                                                   1998 with scheduled completion
                                                   November 1999; 25 units
                                                   pre-sold.

SNOWSHOE
Camp 4                      100%          17       Townhomes for sale;
                                                   construction completed
                                                   December 1997; 16 units sold.
Rimfire                     100%          141      Condominium-hotel units for
                                                   sale; construction completed
                                                   June 1999; 113 units sold.
Highland House              100%          77       Condominium-hotel units for
                                                   sale; construction started
                                                   June 1999 with scheduled
                                                   completion June 2000; 41 units
                                                   pre-sold.

MAMMOTH
Juniper Springs             100%          174      Condominium-hotel units for
                                                   sale; construction started May
                                                   1998 with scheduled completion
                                                   November 1999; 161 units
                                                   pre-sold.
The Timbers                  75%          32       Townhomes for sale;
                                                   construction started October
                                                   1998 with scheduled completion
                                                   January 2001; 9 units
                                                   pre-sold.
Sunstone                    100%          77       Condominium-hotel units for
                                                   sale; construction started May
                                                   1999 with scheduled completion
                                                   October 2000; fully pre-sold.

COPPER
Copper Springs              100%          108      Condominium-hotel units for
                                                   sale; construction started
                                                   April 1998 with scheduled
                                                   completion September 1999;
                                                   fully pre-sold.
The Village at Copper       100%          228      Condominium-hotel units for
                                                   sale; construction started
                                                   April 1999 with scheduled
                                                   completion December 2000; 224
                                                   units pre-sold.

WHISTLER
The Bluffs                   77%          47       Townhomes for sale;
                                                   construction started May 1999
                                                   with scheduled completion
                                                   March 2000; 23 units pre-sold.

SANDESTIN
Acquired Inventory and       50%          202      Condominium units, townhomes
Property under                                     and single-family lots for
Development                                        sale; 159 units/lots sold.
Acquired Inventory           95%          138      Condominium units, townhomes
                                                   and single-family lots for
                                                   sale; 19 units/lots sold.
Turnberry II                 95%          13       Townhomes for sale;
                                                   construction started October
                                                   1998 with scheduled completion
                                                   September 1999; 5 units
                                                   pre-sold.
Magnolia Bay                 95%          41       Townhomes for sale;
                                                   construction started July 1999
                                                   with scheduled completion May
                                                   2000; 11 units pre-sold.
Ravenwood                    95%          22       Single-family lots for sale;
                                                   construction to begin October
                                                   1999 with scheduled completion
                                                   April 2000.

SOLITUDE
Powderhorn Lodge            100%          83       Condominium-hotel units for
                                                   sale; construction started May
                                                   1999 with scheduled completion
                                                   June 2000; 49 units pre-sold.

THREE PEAKS
Phase 1 Lots                 50%          75       Single-family lots for sale;
                                                   construction started May 1999
                                                   with scheduled completion June
                                                   2000; 72 lots pre-sold.


  RESORT CLUB

     In 1993 Intrawest entered the vacation ownership business through its wholly owned subsidiary, Intrawest Resort Ownership Corporation ("IROC"). Vacation ownership is a segment of timeshare, a fast-growing sector of the leisure industry. IROC differs from traditional timeshare companies in that it offers equity ownership in a club through an innovative point-based membership system. This system provides members of the club with the flexibility to vacation in various club locations or at more than 1,600 international resorts which are part of an exchange program with Interval International, Inc. ("Interval International"). The flexibility of the point-based system, combined with a focus on a quality resort experience, is designed to meet the changing vacation needs of the rapidly growing baby boomer and mature markets. According to information compiled by the American Resort Development Association, the prime market for timeshare is customers in the 40 to 55 year age range who are reaching the peak of their earning power and are rapidly gaining more leisure time. The Company believes it is well positioned to take advantage of these demographic trends because of the quality of its resorts and locations, the flexibility of its point-based system, and its program to allow buyers through the Company's exchange agreements to exchange intervals with Interval International and Disney Vacation Club as well as at its own locations.

     The number of timeshare resorts throughout the world increased from 631 in 1981 to 5,160 at the end of 1998 with a total of 5 million owners worldwide. From 1987 timeshare sales grew by approximately 15% per year, reaching approximately US$6.1 billion in total worldwide sales in 1998. A significant part of this success is attributable to the growth of timeshare exchanges which have increased owner flexibility. Exchange companies, such as Interval International, allow timeshare owners to turn the fixed asset of a particular week at a particular location into a tradeable commodity. Of the 5,160 worldwide timeshare resorts, approximately 95% are affiliated with an exchange company, with such companies arranging approximately 80% of the timeshare vacations taken worldwide each year. The Company believes that one of the most significant factors contributing to the current success of the timeshare industry is the entry into the market of some of the world's major lodging, hospitality and entertainment companies, such as Marriott Ownership Resorts, The Walt Disney Company, Hyatt Corporation, Four Seasons Hotels & Resorts and Inter-Continental Hotels and Resorts.

     After constructing a club location, IROC transfers ownership of the vacation units, free and clear of all encumbrances, to a trustee for Club Intrawest ("Resort Club"), a non-profit, non-stock corporation. In return, IROC receives the right to sell points (vacation time) to the general public in the Resort Club accommodation. Each individual purchasing points becomes a member in the Resort Club with the entitlement to stay at any Resort Club location or at international resorts through an affiliation with one of the major exchange agencies. In addition, the Company has a direct exchange agreement with Disney Vacation Club which allows members of that club and the Resort Club to enjoy exchange privileges. Each accommodation type at each Resort Club location is assigned a point value for each day of the year. The point value assigned to each day depends on the day of the week and season, with higher demand times carrying a higher point value. The selling price per point is exclusively controlled by IROC depending upon market conditions.

     A member of the Resort Club receives an annual allotment of points in perpetuity. The points can be utilized in different denominations to vary the time of year, length of stay, location of vacation and the type of accommodation used, all subject to availability. Except in the first year of ownership, unused points may be carried forward (banked) for one year or points may be borrowed from the next year to complete a vacation reservation. Points may be sold, transferred or bequeathed, subject to IROC's right of first refusal to purchase such points.

     To date, the first two phases of the resort club locations at Blackcomb and Tremblant, comprising 85 and 34 units, respectively, have been completed. The quality of the resort club locations at Blackcomb and Tremblant has placed both locations in Interval International's highest-rated group of worldwide destination resorts. These two locations will entitle IROC to sell approximately
2.2 million points in all phases when fully built. IROC has acquired 10 units available for its members in Kauai, Hawaii. IROC is also a 50% partner in a planned 311-unit resort club location under construction within a 36-hole municipally owned golf course community in Palm Desert, California. Construction of Phase I (24 units) is complete. The Company believes that Sandestin will provide an attractive location for its resort club business. Further resort club locations are currently in the pre-development stage at Mammoth, Keystone, Blue Mountain and warm-weather locations. Through June 30, 1999, approximately 823,000 points have been sold to over 5,600 members for approximately $97.1 million.

     Valuable synergies exist between the Resort Club and other Intrawest operations. Vacation ownership facilities typically have the highest occupancy rates of any type of resort accommodation which translates into increases in other revenue sources for Intrawest resorts including lift tickets, food and beverage, retail and golf. Significant cross-marketing opportunities also exist, primarily through the sharing of database marketing systems.

COMPETITION

     The industries in which the Company operates are highly competitive. The Company competes with mountain resort areas in the United States, Canada and Europe for destination visitors and with numerous mountain resorts in each of the areas in which it operates for day visitors. The Company also competes with other worldwide recreation resorts, including warm-weather resorts, for vacation guests. The Company's major North American competitors include the major Colorado and Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the Quebec and New England mountain resorts and the major ski areas in the Canadian Rockies. In addition, while the Company's skier visits have increased over the past several years, the numbers of active skiers and annual skier visits in North America have not changed significantly since 1985. The competitive position of the Company's resorts is dependent upon many diverse factors such as proximity to population centres, availability and cost of transportation to the resorts, including direct flight availability by major airlines, pricing, snowmaking capabilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, quality of golf facilities, the number, quality and price of related services and lodging facilities, and the reputation of the resorts.

LEGAL AND REGULATORY MATTERS

     The Company currently and from time to time is involved in litigation in the ordinary course of its business. The Company does not believe that it is involved in any litigation that will, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations or cash flows.

     Many of the Company's resorts are subject to suits with respect to personal injury claims related principally to skiing activities at each resort. The Company maintains liability insurance that it considers adequate to insure claims related to usual and customary risks associated with the operation of a ski resort.

     There are no financially material environmental protection requirements in connection with Intrawest's resort operations.

                               NON-RESORT ASSETS

OVERVIEW

     In 1994 the Company determined that it would concentrate its business on its resort ownership and resort real estate development activities and would dispose of the Non-Resort Assets. Since that time, the Company has disposed of the majority of the Non-Resort Assets. At a meeting of shareholders of the Company held in March 1997, the shareholders approved the Share Capital Reorganization designed to separate the Non-Resort Assets from the rest of the Company's business. Under the Share Capital Reorganization, each existing Common Share was exchanged, on March 14, 1997, for one new Common Share and one NRP Share. The new Common Shares have the same attributes as the Common Shares which existed prior to the Share Capital Reorganization and the NRP Shares represented the net equity of the Non-Resort Assets as at December 31, 1996 (that is, the value of these assets less the liabilities of the non-resort related business operations of the Company). The book value of the net equity of the Non-Resort Assets as at December 31, 1996 was $88.5 million or $3.82 per NRP Share.

     The Company expects that the remaining Non-Resort Assets will be disposed of in an orderly manner, and the net cash flow from the Non-Resort Assets will be distributed to the holders of the NRP Shares, primarily by way of redemption, over the next three years. Any gains or losses generated by the disposition of Non-Resort Assets will be for the account of the NRP Shares only and will not affect the computation of earnings per Common Share.

     On September 30, 1997, the Company redeemed 2,360,000 of the NRP Shares pursuant to the provisions attaching to the NRP Shares at a redemption amount of $3.82 per NRP Share. The number of NRP Shares redeemed represented approximately 10% of the outstanding NRP Shares. On September 30, 1998, the Company redeemed 5,460,000 of the NRP Shares at a redemption amount of $3.82 per NRP Share. The number of NRP Shares redeemed represented approximately 25% of the outstanding NRP Shares. The Company has announced that it plans to redeem on September 30, 1999 3,350,000 of the NRP Shares at a redemption amount of $3.82 per NRP Share. The number of NRP Shares to be redeemed on such date represents approximately 20% of the outstanding NRP Shares. Subject to shareholder approval at shareholders' meetings scheduled to be held in November 1999, the redemption amount for the NRP Shares is to be reduced to $2.65 per NRP Share, and the Company will have the right to redeem NRP Shares quarterly instead of annually.

NON-RESORT PROPERTIES

     Set out below is a brief description of each of the Company's remaining non-resort properties and, where applicable, any specific plans the Company has for their disposition.

     AIRCARE, GREATER VANCOUVER, BRITISH COLUMBIA. The Company holds a 50% interest in a partnership which owns 12 vehicle emission testing stations located in 10 Greater Vancouver municipalities. The partnership leases the testing stations to an operator which has a contract with the Greater Vancouver Regional District to provide vehicle emission tests. The contract, which expires on September 1, 2006, provides for annual rental payments to the partnership of $2.75 million. At June 30, 1999, the book value of the Company's interest in the property and the related debt were $8.2 million and $6.7 million, respectively.

     WHITEMUD CROSSING, EDMONTON, ALBERTA. This non-enclosed 95,000-square foot shopping centre, located at a major intersection in south Edmonton, was constructed by the Company in 1987. Approximately 98% of the centre is leased with approximately one-third of the space occupied by Cineplex Odeon. The property is under contract for sale for $10.2 million with a scheduled closing date of September 30, 1999. At June 30, 1999, the book value of the property was written down by $2.5 million to its contracted sales value. The Company has $7.4 million of debt against the property which will be repaid from the sales proceeds.

     GATEWAY, SURREY, BRITISH COLUMBIA. The Company holds a 50% interest in this property which comprises 4.5 acres of vacant land adjacent to the Gateway SkyTrain rapid transit station. The land, which is zoned for commercial purposes, can accommodate approximately 975,000 square feet of office development. The office leasing market in Surrey has slowed in the past few years with an increase in vacancy rates and a reduction in new development activity. In addition, the large size of the site limits the number of potential purchasers. As a result, at June 30, 1999, the Company's interest in this property was written down by $3 million to $7.1 million. There is no debt against this property. It may take 18 months or longer to realize on this property.

     COACH HILL, CALGARY, ALBERTA. This townhome project, located in southwest Calgary, consists of a total of 134 units in three phases. The first two phases, comprising 45 units each, have been constructed and are fully sold. Construction of the third phase of 44 units is expected to be completed by September 30, 1999 and 23 units have been pre-sold to date. At June 30, 1999, the book value of the property was $4.7 million. There is no debt against this property.

NON-RESORT RECEIVABLES

     Effective April 1, 1994, Intrawest sold to two partnerships (the "Partnerships") substantially all of the direct and indirect interests of the Company in its non-resort residential and industrial development properties in British Columbia and Washington State. Part of the consideration received by the Company for the bulk sale of non-resort properties to the Partnerships was a note receivable for $31.7 million. The Company has also provided the Partnerships with various credit facilities, including a $7 million revolving line of credit and a non-revolving loan for $1.8 million to fund costs in connection with a specific property. These loans earn interest at prime plus 2% per annum.

     The non-resort amounts receivable at June 30, 1999 comprised $21.9 million from the Partnerships and $1.1 million from other parties. The receivables from the Partnerships at such date included three major components:

     -- $12,040,000 deferred purchase price;

     -- $6,971,000 revolving line of credit (maximum available $7,000,000); and

     -- $1,800,000 non-revolving loan in connection with the Gateway residential property.

In addition, the Partnerships owed accrued interest and fees amounting to $1.1 million at June 30, 1999.

     The terms of repayment of the receivable from the Partnerships have recently been renegotiated and a letter of intent has been executed which provides that on completion of modified loan arrangements (expected to be prior to October 31, 1999), the Partnerships will repay $8.2 million of the deferred purchase price and the entire balance of the Gateway loan for a total of $10 million. Subsequent repayments of the deferred purchase price will be $1,520,000 on January 31, 2000, $1,320,000 on July 31, 2000 and $1,000,000 on January 31,
2001. Availability under the line of credit will continue with a maximum borrowing limit of $7 million until January 31, 2001. Thereafter the maximum limit will be reduced to $6 million until July 31, 2001 and thereafter to $4 million until the availability terminates on January 31, 2002. The deferred purchase price will bear interest at 10% per annum payable semi-annually on the same dates as the principal repayments. Interest on the line of credit will be at prime plus 2% per annum payable monthly.

     The other amounts receivable of $1.1 million comprise miscellaneous mortgages, loans and other amounts that are expected to be recovered primarily over the next year.

OTHER NON-RESORT ASSETS

     The other Non-Resort Assets aggregated $1.5 million at June 30, 1999 and were comprised of a $1.3 million investment in Cedar Terrace, a residential rental building in Seattle, Washington, and miscellaneous deposits and prepaid amounts. The Cedar Terrace investment is under contract for sale for its book value with an expected closing date in September 1999.

NON-RESORT LIABILITIES

     At June 30, 1999, the non-resort liabilities totalled $18.8 million, comprised of debt of $14.1 million, amounts payable of $3.4 million and deferred revenue of $1.3 million. The debt relates to the AirCare and Whitemud Crossing properties and will be repaid when these properties are sold. The payables will primarily be paid before October 31, 1999.

                                   EMPLOYEES

     The Company has approximately 4,700 year-round employees and 14,100 additional peak-season employees. Approximately 100 of Tremblant's and Mont Ste. Marie's year-round employees and over 90% of their additional peak-season employees are members of the unions Le Syndicat Des Travailleurs(euses) de La Station du Mont Tremblant and Le Syndicat Des Travailleurs(euses) du Mont Ste. Marie. The current contracts with the unions expire on October 31, 2000 for Tremblant and December 7, 2002 for Mont Ste. Marie. None of the employees in Intrawest's other resorts are members of a union. The Company believes that its employee relations are good.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below should be read in conjunction with "Management's Discussion and Analysis" and the consolidated financial statements and notes thereto included elsewhere in this Annual Information Form.

FIVE YEAR SUMMARY
(in millions of dollars except per share amounts)

                                                                       JUNE 30
                                                 ----------------------------------------------------
                                                   1999        1998        1997       1996      1995
                                                 --------    --------    --------    ------    ------
BALANCE SHEET
  Total assets.................................  $2,183.1    $1,466.6    $1,098.0    $753.7    $659.2
  Bank and other indebtedness..................   1,063.7       612.8       489.8     379.8     314.6
  Shareholders' equity.........................     787.8       653.5       498.1     290.3     278.0

                                                                Years ended June 30(1)
                                                  ---------------------------------------------------
                                                   1999        1998        1997       1996      1995
                                                  -------    --------    --------    ------    ------
REVENUE AND EARNINGS
  Total revenue.................................  $920.7     $  601.7    $  389.0    $283.3    $152.9
  Cash flow from continuing operations..........   136.8         96.3        57.5      35.8      22.9
  Income from continuing operations.............    58.3         43.0        28.3      19.7       9.8
  Results of discontinued operations............    (6.9)        (2.0)       (1.2)     (2.1)      1.9
  Net income....................................    51.4         41.0        27.1      17.6      11.7
PER COMMON SHARE
  Cash flow from continuing operations..........  $  3.08    $   2.60    $   1.87    $ 1.34    $ 0.80
  Income from continuing operations.............     1.45        1.25        1.02      0.85      0.43
  Net income....................................     1.45        1.25        1.05      0.76      0.51
  Dividends.....................................     0.16        0.16        0.16      0.16      0.16

------------

(1) The Company changed its year end from September 30 to June 30, effective in 1995.

QUARTERLY SUMMARY
(in millions of dollars except per share amounts)

                                               1999                                    1998
                               -------------------------------------   ------------------------------------
                                             QUARTERS                                QUARTERS
                               -------------------------------------   ------------------------------------
                                 1ST       2ND       3RD       4TH      1ST       2ND       3RD       4TH
                               -------   -------   -------   -------   ------   -------   -------   -------
Total revenue................  $126.8    $155.2    $392.7    $246.0    $46.0    $167.9    $278.9    $   108.9
Cash flow from continuing
  operations.................     3.8      12.1      90.0      30.9     (2.0)     13.5      66.0         18.8
Income (loss) from continuing
  operations.................    (2.6)      2.9      54.6       3.4     (3.9)      4.2      42.6          0.1
Results of discontinued
  operations.................     0.2      (0.2)      0.0      (6.9)    (0.4)     (0.4)      0.4         (1.6)
Net income (loss)............    (2.4)      2.7      54.6      (3.5)    (4.3)      3.7      43.1         (1.5)
Per Common Share:
  Cash flow from continuing
     operations..............     0.09      0.28      2.01      0.70    (0.04)     0.29      1.78         0.52
  Income (loss) from
     continuing operations...    (0.07)     0.07      1.38      0.08    (0.11)     0.12      1.24         0.0
  Net income (loss)..........    (0.07)     0.07      1.38      0.08    (0.11)     0.12      1.24         0.0

SEGMENTED INFORMATION
(in thousands of dollars)

                                                                   YEARS ENDED JUNE 30
                                                                --------------------------
                                                                   1999            1998
                                                                ----------      ----------
INDUSTRY SEGMENTS
Revenue:
  Ski and resort............................................    $  517,050      $  367,395
  Real estate...............................................       334,132         230,734
  Warm-weather..............................................        63,917              --
  Corporate and all other...................................         5,618           3,612
                                                                ----------      ----------
                                                                $  920,717      $  601,741
                                                                ==========      ==========

                                                                   YEARS ENDED JUNE 30
                                                                --------------------------
                                                                   1999            1998
                                                                ----------      ----------
Operating income before interest, depreciation and
  amortization, and income taxes:
  Ski and resort............................................    $  117,940      $   83,166
  Real estate...............................................        66,251          45,163
  Warm-weather..............................................         8,514              --
  Corporate and all other...................................         5,618           3,610
                                                                ----------      ----------
                                                                   198,323         131,939
Less:
  Interest..................................................       (37,475)        (22,881)
  Depreciation and amortization.............................       (60,713)        (38,043)
  General and administrative................................       (11,149)        (10,360)
                                                                ----------      ----------
                                                                  (109,337)        (71,284)
                                                                ----------      ----------
                                                                $   88,986      $   60,655
                                                                ==========      ==========
Segment assets (at period end):
  Ski and resort............................................    $  926,791      $  692,509
  Real estate...............................................       674,301         435,838
  Warm-weather..............................................       123,796              --
  Corporate and all other...................................       390,116         239,705
  Discontinued operations...................................        68,058          98,521
                                                                ----------      ----------
                                                                $2,183,062      $1,466,573
                                                                ==========      ==========
Capital acquisitions:
  Ski and resort............................................    $  209,234      $  127,487
  Real estate...............................................         5,995              --
  Warm-weather..............................................         8,032              --
  Corporate and all other...................................         8,271              --
                                                                ----------      ----------
                                                                $  231,532      $  127,487
                                                                ==========      ==========
GEOGRAPHIC INFORMATION:
Revenue:
  Canada....................................................    $  393,306      $  321,518
  United States.............................................       527,411         280,223
                                                                ----------      ----------
                                                                $  920,717      $  601,741
                                                                ==========      ==========
Operating income before interest, depreciation and
  amortization, and income taxes:
  Canada....................................................    $   61,496      $   37,927
  United States.............................................        27,490          22,728
                                                                ----------      ----------
                                                                $   88,986      $   60,655
                                                                ==========      ==========
Identifiable assets (at period end):
  Canada....................................................    $  963,698      $  621,903
  United States.............................................     1,151,306         746,149
  Discontinued operations...................................        68,058          98,521
                                                                ----------      ----------
                                                                $2,183,062      $1,466,573
                                                                ==========      ==========

DIVIDEND POLICY

     Since 1991 the Company has paid regular, semi-annual dividends of $0.08 per Common Share to its shareholders. Future dividends will be paid at the discretion of the Company's board of directors and will be subject to the Company's earnings, financial condition, capital requirements and such other factors as are deemed relevant by the Company's board of directors.

     The indenture governing the Company's U.S. notes imposes certain limitations on the declaration or payment of cash dividends and other distributions on the Common Shares of the Company, including provisions which, subject to certain adjustments and exceptions, restrict the amount of such dividends or distributions to an amount, calculated on a cumulative basis, to be not greater than the sum of, among other items, net cash proceeds from the issuance of equity and 50% of consolidated net income from January 1, 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion of the operating results and financial position of Intrawest should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Information Form.

OPERATING HIGHLIGHTS

     The rapid growth in revenue and earnings experienced by the Company over the past five years, continued in 1999. This growth was fuelled by acquisitions and by improvements in same-resort operating results. In a challenging year for weather, the Company significantly outperformed its major ski industry competitors with increases in visits, revenue per visit and profit margins across its mountain resorts. The first year results from the newly acquired warm-weather resorts were largely in line with expectations and support the Company's confidence in the future potential of these resorts. On the real estate side, the Company sold 48% more units in 1999 than in 1998 at higher average prices and increased margins. With its sales launch program and comprehensive development processes, the Company's real estate business has continued to provide predictable earnings.

     The operating highlights for the year include:

     - a 53% increase in total revenue from $601.7 million to $920.7 million, with ski and resort revenue increasing 57% and real estate sales revenue increasing 44%.

     - a 36% increase in income from continuing operations to $58.3 million and a 16% increase in income per share from continuing operations to $1.45. The per share amount reflects a 17% increase in the weighted average number of shares outstanding in 1999.

     - a 48% increase in operating profit from ski and resort operations and a 46% increase in operating profit from real estate sales.

     - a 51% increase in total Company EBITDA from $129.6 million to $196.0 million. Total Company EBITDA is computed as income before interest, taxes, and depreciation and amortization and after adding back previously capitalized interest in real estate cost of sales. It is not a term that has an established meaning under generally accepted accounting principles. However, management believes it is an important measure of operating performance and it is generally used by investors to evaluate companies in the resort industry.

     These results are discussed fully in the segmented analysis that follows.

REVIEW OF SKI AND RESORT OPERATIONS

     The following table highlights the results of the ski and resort operations segment.

                                                                1999         1998       CHANGE
                                                              ---------    ---------    ------
Skier visits(1).............................................  5,781,000    4,852,000    19.1%
Revenue ($000's)............................................    577,727      367,395    57.2%
EBITDA ($000's).............................................    123,214       83,165    48.2%
Margin......................................................      21.3%        22.6%

---------------

(1) Skier visits for all resorts are at 100% except Mammoth at 58% and Blue Mountain at 50%.

     During 1999 the Company acquired or made significant investments in five ski and resort operations businesses: a 50% interest in Blue Mountain, a 45% interest in Alpine, the Breeze and Max rental store chains, Sandestin and the Raven golf courses. In addition, 1999 was the first year that the results from Mountain Creek, which was acquired last year, have been included in the statement of operations. These acquisitions, plus 21% growth in same-resort revenue, increased total revenue from ski and resort operations from $367.4 million in 1998 to $577.7 million in 1999. The analysis that follows is divided into a same-resort analysis and a total segment analysis. Same-resorts are the resorts the Company owned for the full year in both 1998 and 1999 and include Whistler/ Blackcomb, Tremblant, Panorama, Mont Ste. Marie, Stratton, Snowshoe, Mammoth and Copper.

  SAME-RESORT ANALYSIS

     Same-resort revenue increased 21% from $367.4 million in 1998 to $444.4 million in 1999. Since 1994 same-resort revenue has grown at an average annual compound rate of 23%. The increase in same-resort revenue in

1999 resulted from an 18% increase in winter revenue, from $319.6 million to $377.1 million, and a 37% increase in non-winter revenue, from $49.1 million to $67.3 million. The increase in winter revenue was due to a 9% increase in skier visits and an 8% increase in winter revenue per skier visit.

     Same-resort skier visits increased from 4,852,000 in 1998 to 5,301,000 in 1999. Skier visits were 22% higher at the Company's Canadian resorts in 1999, led by Whistler/Blackcomb, which increased 27% to a record 2.1 million visits. Tremblant and Panorama also experienced record skier visits in 1999, increasing 10% and 11%, respectively, from the previous year. The growth in skier visits at Canadian resorts was mainly due to continued expansion of the bed base at each resort (except for Mont Ste. Marie) as well as focused marketing and activity programs designed to fill non-peak periods. In addition, the decline in the Canadian dollar exchange rate reduced the cost of vacationing in Canada helping to attract foreign visitors and encouraging Canadians to vacation in Canada. Skier visits were 4% lower at the Company's U.S. resorts in 1999 due mainly to a slow start to the season in the East and in Colorado. Up to the end of January, skier visits at the U.S. resorts were 13% below last year. However, from February to the end of the season, visits were 4% ahead.

     Same-resort winter revenue per skier visit increased 8% from $65.88 in 1998 to $71.13 in 1999. Winter revenue per skier visit increased 7% at the Canadian resorts and 10% at the U.S. resorts with every resort showing an improvement. Revenue per skier visit is a function of ticket prices and ticket yields, and revenue from non-ticket sources such as ski school, food services, and retail and rental shops. Ticket yields reflect the mix of ticket types (e.g. adult, child, season pass and group) and the amount of discounting of full-price tickets. The Company's strategy at all of its resorts is to offer the highest quality product within its market area at a premium ticket price. In addition, the strong competitive position of each of the Company's resorts, created by the resort villages and the significant capital investments that have been made over the past few years, reduces reliance on discounts to attract local visitors in favour of committed regional and destination visitors. By building resort villages and animating its resorts, the Company's strategy is to attract more destination visitors to its resorts and lengthen their average stay.

     Same-resort non-winter ski and resort operations revenue increased by $18.2 million or 37% in 1999. Over the past few years, the Company has set out to expand its revenue base through all four seasons. Non-winter revenue increased on a same-resort basis to 15% of annual ski and resort revenue in 1999 from 13% in 1998. Every resort showed an increase except for Copper, which curtailed some of its summer operations because of the start of its real estate construction program. The largest increase (60%) was at Tremblant, which opened its second golf course in June 1998 and experienced record visitors during the summer and fall period, driving golf, lodging and retail business significantly higher. At Whistler/Blackcomb non-winter revenue increased 48% as a result of significant increases in lift, retail, and food and beverage revenue. At Stratton and Snowshoe non-winter revenue increased 14% and 18%, respectively, mainly due to improved golf operations and higher lodging revenue.

     Same-resort ski and resort operations EBITDA increased 30% from $80.7 million in 1998 to $104.9 million in 1999. EBITDA improved 58% at the Company's Canadian resorts. This improvement resulted mainly from the positive operating leverage created by increases in visits, as well as more even loading of visits, against a relatively fixed cost structure. During 1999 both Whistler/Blackcomb and Tremblant experienced significant increases in the number of destination visits and in the number of mid-week visits resulting in higher margins at both resorts compared with 1998. The same-resort EBITDA margin for the Canadian resorts increased from 26.1% in 1998 to 31.4% in 1999. The opposite result was experienced by the U.S. resorts where lower skier visits resulted in a 10% decline in same-resort EBITDA in 1999. EBITDA was higher at Stratton and lower at Snowshoe, Mammoth and Copper. The same-resort EBITDA margin for the U.S. resorts decreased from 18.4% in 1998 to 15.8% in 1999, primarily because of the impact of poor weather conditions in Colorado on Copper and the price competition in that market.

  TOTAL-RESORT ANALYSIS

     Acquisitions increased ski and resort operations revenue by $133.3 million in 1999, $69.4 million from the mountain resort businesses (Mountain Creek, Blue Mountain, Alpine and Breeze/Max) and $63.9 million from the warm-weather resort businesses (Sandestin and Raven). Mountain Creek and Blue Mountain added 480,000 skier visits (with the Company's ownership interest in Blue Mountain at 50%), bringing the Company's total skier visits for the year to 5,781,000, the highest of any North American group of affiliated mountain resorts.

     The following table shows the composition of ski and resort operations revenue for 1999 and 1998.

                                                                1999                          1998
                                                      -------------------------    --------------------------
                                                        REVENUE      PROPORTION      REVENUE       PROPORTION
                                                      -----------    ----------    ------------    ----------
                                                      (THOUSANDS                    (THOUSANDS        (%)
                                                      OF DOLLARS)       (%)        OF DOLLARS)
Mountain operations.................................   $234,988         40.7         $172,794         47.0
Retail and rental shops.............................     98,182         17.0           54,384         14.8
Food and beverage...................................     82,800         14.3           53,316         14.5
Lodging and property management.....................     58,070         10.1           34,606          9.4
Ski school..........................................     33,573          5.8           25,872          7.1
Golf................................................     32,110          5.6            7,942          2.2
Other...............................................     38,004          6.5           18,481          5.0
                                                       --------        -----         --------        -----
                                                       $577,727        100.0         $367,395        100.0
                                                       ========        =====         ========        =====

     The acquisitions of Sandestin and Raven, and the opening of the second golf course at Tremblant, increased the proportion of revenue from golf from 2.2% in 1998 to 5.6% in 1999. Revenue from retail and rental shops increased 81% in 1999 mainly because of the acquisition of the Breeze/Max rental stores, which added 43 new locations. Other revenue doubled in 1999 mainly due to the inclusion of revenue from the waterpark at Mountain Creek, athletic club fees at Sandestin and increased community services revenue (e.g. telephone and other utility services) at most of the mountain resorts. Revenue from lifts increased 36% over 1998 but declined from 47.0% of total revenue in 1998 to 40.7% in 1999 because of the growth in the other businesses. Alpine's heli-skiing revenue has been included in the lifts category.

     Acquisitions increased EBITDA from ski and resort operations by $18.3 million in 1999, bringing total EBITDA from ski and resort operations to $123.2 million, 48% higher than last year. The EBITDA margin was 21.3% in 1999 compared with 22.6% in 1998. The improvement in the same-resort margin discussed earlier was offset by the lower margin (13.7%) for the 1999 acquisitions and Mountain Creek. The results of the acquired businesses in 1999 generally reflect the marketing programs and cost structures of the previous owners and hence the margin is lower than the Company expects to achieve with the changes it has made in management and the planned changes to the resorts. The process of integrating the acquisitions into the Company's network of resorts is largely complete and as a result margins are expected to improve in the future.

REVIEW OF RESORT REAL ESTATE OPERATIONS

     The following table highlights the results of the real estate sales segment.

                                                               1999       1998      CHANGE
                                                              -------    -------    ------
Units closed................................................    1,126        763     48%
Revenue ($000's)............................................  326,024    226,380     44%
Operating profit ($000's)...................................   62,329     42,813     46%
Margin......................................................    19.1%      18.9%

     Revenue from the sale of real estate increased 44% from $226.4 million in 1998 to $326.0 million in 1999 due mainly to a higher volume of unit closings. A total of 496 units were sold at Canadian resorts in 1999, compared with 517 units last year. The average revenue per unit at Canadian resorts decreased from $244,000 in 1998 to $227,000 in 1999 as comparatively more units were sold at Tremblant and Panorama and comparatively less at higher-priced Whistler/Blackcomb. Units closed at U.S. resorts increased from 246 in 1998 to 630 in 1999. Sandestin, Mammoth and Copper all closed unit sales for the first time in 1999 and significantly more units were closed at Keystone and Snowshoe than in 1998. The average revenue per unit at U.S. resorts was $425,000 in 1999 (after adjusting the number of units for the impact of joint ventures at Keystone and Sandestin), compared with $487,000 in 1998. The decline was due mainly to the above-average sales prices achieved at the SnowBridge project at Stratton in 1998. Excluding this project the average revenue per unit would have increased from $413,000 in 1998 to $424,000 in 1999.

     As of August 31, 1999, the Company had pre-sold 1,014 units for approximately $344 million which have already closed or are expected to close in fiscal 2000 and a further 352 units for approximately $150 million of pre-sales due to close in fiscal 2001. The Company's strategy of pre-selling real estate projects before the start of construction reduces market risk and helps to maintain margins since sales concessions are not required and holding costs are more readily determinable. Furthermore, pre-selling real estate increases the predictability of real estate earnings.

     Club Intrawest generated $23.5 million in sales revenue in 1999, up 7% from $21.9 million in 1998. This increase was due to a 2% increase in the number of points sold and a 5% increase in revenue per point. Add-on point sales (i.e. additional points sold to existing club members) and member referral point sales accounted for about two-thirds of the increase in resort club revenue, and attest to the high degree of member satisfaction with the Resort Club. In addition, these programs produce higher margin sales since they incur fewer marketing expenses. The Resort Club location at Palm Desert was not fully operational during 1999 and hence no sales revenue was recorded.

     Operating profit on resort real estate sales increased 46% (in line with the percentage increase of real estate revenues) from $42.8 million in 1998 to $62.3 million in 1999. The average operating profit per unit at Canadian resorts increased from $48,000 in 1998 to $56,000 in 1999. Increasingly the Company has transferred successful "project templates" to new developments and this practice has helped to control costs by reducing design and engineering fees and eliminating construction uncertainties. The Company has also reduced its costs through economies of scale in purchasing and by pooling its requirements (for example with respect to financing or insurance) rather than contracting on a project-by-project basis. The margin on real estate sales at Canadian resorts improved from 19.8% in 1998 to 24.7% in 1999. The average operating profit per unit at U.S. resorts was $69,000 in 1999 (after adjusting for joint venture units), down from $96,000 in 1998. Again, the decline was mainly attributable to SnowBridge. Excluding this project, the average operating profit per unit at U.S. resorts would have increased from $59,000 in 1998 to $67,000 in 1999. The margin on real estate sales at U.S. resorts was 16.2% in 1999 compared with 19.7% in 1998 (15.8% in 1999 versus 14.2% in 1998 excluding SnowBridge). The lower margin at U.S. resorts compared with Canadian resorts reflects the Company's longer track record of development in Canada. In addition, the Company's strategy during the early stages of development at a resort is to set a benchmark of quality that will continue throughout the build-out as sales prices move up. The average margin on real estate sales for the Company as a whole, including the Resort Club, was 19.1% in 1999, up from 18.9% in 1998 and well above the industry average for home builders.

  RENTAL PROPERTIES

     The majority of the condo-hotel projects which the Company develops contain ground-level retail space, which is either leased to third-party operators or used by the Company for its own shops. Rental revenue derived from third-party operators increased from $4.4 million in 1998 to $8.1 million in 1999. Approximately half of the increase was due to the acquisition of Sandestin, which owns a 31-store commercial plaza, and the other half resulted from additional leasing of new condo-hotel properties at Tremblant and Keystone. Operating profit from rental properties increased from $2.3 million in 1998 to $3.9 million in 1999.

REVIEW OF CORPORATE OPERATIONS

  INTEREST AND OTHER INCOME

     Interest and other income increased from $3.6 million in 1998 to $5.6 million in 1999. A foreign exchange gain related to the Company's U.S.$200 million issue of unsecured notes accounted for $1.2 million of the increase and the balance was due to higher fee income and miscellaneous items.

     The Company's 17.6% equity-accounted investment in Compagnie des Alpes, which was acquired at the beginning of the year, generated $3.2 million of earnings. Compagnie des Alpes experienced record revenues and profits during 1999.

  INTEREST COSTS

     The Company incurred total interest costs of $76.3 million in 1999 compared with $42.0 million in 1998. Interest on the U.S.$125 million note issue in August 1998 and U.S.$75 million note issue in December 1998 amounted to $22.2 million. Proceeds from these notes were generally used to repay debt that was incurred to finance the ski and resort acquisitions and to fund the Company's extensive capital expenditure programs prior to the start of the 1998/99 ski season. In addition a full year's interest on the $125 million debenture issue, which closed in

December 1997, increased interest by $3.9 million. Interest incurred on capital leases and other loans assumed with the acquired businesses totalled $1.8 million. The balance of the change in interest costs was mainly due to interest on new debt to fund significantly increased real estate development activity at the resorts.

     Incurred interest is either capitalized to properties and resort assets under development or charged to income. During 1999, $47.9 million of interest incurred was charged to income -- $37.5 million as interest expense, $9.1 million as a component of real estate costs and $1.3 million in discontinued operations. By comparison, in 1998 $31 million of interest incurred was charged to income. In addition, real estate costs for 1999 and 1998 include $7.2 million and $6.8 million, respectively, of interest that was incurred, and capitalized to properties, in prior years.

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense increased from $38 million in 1998 to $60.7 million in 1999. The acquisitions added $13.2 million of depreciation and amortization expense in 1999 and the balance of the increase was mainly due to depreciation of new capital expenditures at the resorts.

  GENERAL AND ADMINISTRATIVE COSTS

     All general and administrative costs incurred by the resorts are included in ski and resort operation expenses. Similarly, general and administrative costs related to the development of real estate are initially capitalized to properties, and then expensed to real estate costs when the properties are sold. Corporate general and administrative costs increased from $10.4 million in 1998 to $11.2 million in 1999. As a percentage of revenues, corporate general and administrative costs declined from 1.7% in 1998 to 1.2% in 1999. The Company continually reviews its overhead costs and has instituted procedures to reduce or eliminate costs where appropriate.

  INCOME TAXES

     The Company provided for income taxes of $20.3 million in 1999 compared with $13.4 million in 1998. This equates to an effective tax rate of 22.9% in 1999, up marginally from 22.1% in 1998. Additional information on the Company's income taxes is provided in note 12 to the consolidated financial statements contained elsewhere in this Annual Information Form.

  NON-CONTROLLING INTEREST

     The Company has a 23% limited partner in the two partnerships which own Whistler/Blackcomb and there is a 5% non-controlling interest in Sandestin. The results of all three entities are fully consolidated into the Company's financial statements with the outside partner's share of earnings shown as non-controlling interest. Non-controlling interest increased from $4.2 million in 1998 to $10.3 million in 1999. In 1998 the only non-controlling interest was the minority limited partner in Blackcomb. In September 1998 the minority limited partner in Blackcomb exercised its option to acquire a 23% interest in Whistler and in July 1998 Sandestin was acquired.

DISCONTINUED OPERATIONS

     The consolidated financial statements contained elsewhere in this Annual Information Form disclose the results of the Company's non-resort business as discontinued operations. The discontinued operations incurred a loss of $6.9 million (including $5.5 million of property write-downs) in 1999 compared with a loss of $2 million in 1998. Whitemud Crossing Shopping Centre in Edmonton, which is under contract for sale and is expected to close in September 1999, was written down by $2.5 million to its contracted sales price. In addition, the Company's 50% interest in the Gateway commercial land site in Surrey was written down by $3 million in light of a slowdown in the office leasing market and corresponding increase in vacancy rates in that area. During 1999 the Company sold $10.8 million of non-resort properties, consisting of 66 units in the Coach Hill project in Calgary.

     The net income or loss and the net cash flow generated by the Non-Resort Assets accrues to the holders of the NRP Shares. The Company will use the net cash flow generated by the Non-Resort Assets during 1999 to redeem approximately 20% of the outstanding NRP Shares on September 30, 1999. After this redemption, the book value of the net equity of the remaining NRP Shares, reflecting all currently known liabilities, is expected to be $36.4 million or $2.65 per NRP Share on a fully diluted basis, after factoring in outstanding stock options.

LIQUIDITY AND CAPITAL STRUCTURE

  ANALYSIS OF CASH FLOWS

     The following table summarizes the Company's cash flows during 1999 and 1998.

                                                                1999        1998       CHANGE
                                                              --------    --------    --------
                                                                 (IN THOUSANDS OF DOLLARS)
Cash flow from continuing operations........................   136,795      96,285      40,510
Cash flow provided by (used for) other operating
  activities................................................  (114,568)      1,547    (116,115)
Cash flow provided by financing activities..................   518,757     181,672     337,085
Cash flow used for investing activities.....................  (537,386)   (214,190)   (323,196)
                                                              --------    --------    --------
                                                                 3,598      65,314     (61,716)
                                                              ========    ========    ========

     Cash flow from continuing operations (computed as income before non-controlling interest and discontinued operations adjusted for deferred income taxes, depreciation and amortization, and other non-cash items) increased 42% from $96.3 million in 1998 to $136.8 million in 1999. The reasons for the increase are discussed earlier in the review of operations. Cash flow from other operating activities constitutes cash provided by or used for non-cash working capital accounts such as real estate inventory, amounts receivable and amounts payable. In 1999 $114.6 million of cash flow was used for other operating activities, $116.1 million more than in 1998 mainly due to the ramp-up in real estate production and reduced cash flow from discontinued operations. During 1999 the Company used $131.3 million of cash in net new real estate development compared with $78.3 million in 1998. In the next two or three years, as the recently acquired resorts produce a higher volume of real estate closings, the Company expects to generate positive cash flow from its real estate development activity.

     Cash flow from financing activities increased from $181.7 million in 1998 to $518.8 million in 1999, mainly due to a significant increase in debt financing (see below). During 1999 the Company raised $116.1 million of cash by issuing a total of 4.6 million common shares, the proceeds of which were generally used to repay debt. In 1998 the Company had raised $107.3 million in equity financing. The Company seeks to maintain a balanced capital structure and has periodically issued equity to match its increases in debt. In 1999 the Company used $20.9 million of cash generated by the non-resort assets during 1998 to redeem NRP Shares, up from $9.0 million in 1998. The Company will use the cash flow generated by the non-resort assets during 1999 to redeem $12.8 million of NRP Shares on September 30, 1999.

     Cash flow used for investing activities totalled $537.4 million in 1999, up from $214.2 million in 1998. Acquisitions, including the investment in Compagnie des Alpes, used $309.7 million of cash in 1999 compared with $72.9 million in 1998. The Company was particularly active in 1999 in investing in new businesses, including its first warm-weather acquisitions. The Company expects to be less active in acquiring new resorts in the immediate future as it focuses more on increasing returns from its existing assets. Capital expenditures on ski and resort assets used $217.3 million of cash flow in 1999, the majority of which was invested at Whistler, Copper and Mountain Creek. Historically, the Company's strategy has been to make significant enhancements at its resorts soon after they are acquired in order to attract increased destination visitors and to broaden the revenue base.

     The Company estimates that it will make capital expenditures at its mountain and warm-weather resorts totalling approximately $145 million in fiscal 2000, comprising approximately $25 million of capital maintenance and $120 million of capital expansion. This amount is higher than the Company had originally planned to make in fiscal 2000 and reflects the acceleration of certain capital expenditures due to increases in business in 1999. For example, the significant increase in skier visits at Whistler/Blackcomb in 1999 has accelerated the installation of two new access lifts out of Whistler Village. Similarly, the rapid pre-sale of the four real estate projects in the centre of the village at Copper has accelerated the provision of new retail and restaurant space, and at Tremblant the growth in skier visits has accelerated the development of new terrain in the South Bowl area to mitigate crowding. Approximately $35 million of the capital expenditures will be invested in golf facilities -- mainly for the conversion of a nine-hole course at Sandestin into a championship 18-hole course and the substantial remodelling of the golf course at Three Peaks in Colorado. Cash on hand, cash flow from operations and available lines of credit will finance the fiscal 2000 capital expenditures.

  ANALYSIS OF DEBT

     At June 30, 1999, total debt amounted to $1,063.7 million, an increase of $450.8 million from June 30, 1998. During the year the Company issued U.S.$200 million of 9.75% senior unsecured notes due 2008. The proceeds were principally used to repay bridge financing used to fund the acquisitions and the Company's extensive capital expenditure program at the resorts prior to the start of the winter season. At year end the acquired resorts had an additional $28.1 million of capital leases and other debt and the significant ramp-up in real estate production increased construction financing by a further $60.2 million. The balance of the increase in debt primarily resulted from draws on lines of credit to fund miscellaneous investments and expenses. Since December 1997 the Company has issued $418.0 million of unsecured debt securities in the public market. At year end this type of financing constituted 42% of total debt compared with 24% at the end of the previous year. The Company expects to continue to raise long-term, unsecured, fixed-rate financing at the corporate level and to reduce its secured debt at the subsidiary level.

     At June 30, 1999, 43% of total debt bore interest at floating rates, down from 45% at June 30, 1998. Intrawest has developed a hedging policy to manage its interest rate risk. Interim financing for real estate construction is normally arranged on a floating rate basis. Since the Company is engaged primarily in the development of projects with a short construction and sell-out timetable, exposure to higher interest rates on construction financing is not significant. Debt on defined-income stream properties (for example, commercial rental properties) is normally arranged on a longer-term, fixed-rate basis with the objective of matching the financing with the duration characteristics of the property. It is also the Company's policy to fix the interest on at least 50% of its general corporate and ski and resort operations debt, although a lower proportion may be hedged temporarily in anticipation of a refinancing. At year end, 38% of such debt bore interest at floating rates. A 1% change in the rate of interest on this debt would impact annual earnings by approximately $2.3 million before income taxes.

     The Company has various operating lines of credit totalling approximately $285 million, of which $92 million was drawn at June 30, 1999. These lines of credit are available to fund seasonal cash requirements and capital expenditures at the resorts, real estate development activity and for general corporate purposes. In addition, the Company has three revolving credit facilities totalling approximately $212 million available for real estate construction of which $74.9 million was drawn at June 30, 1999. Real estate projects must meet certain conditions (including in some cases pre-sales thresholds) in order to qualify for funding under these facilities and, once the conditions are satisfied, up to 85% of costs will be funded. The Company believes that it has adequate sources of liquidity to satisfy its current working capital, debt service and capital expenditure requirements.

RISK AND RISK MANAGEMENT

     Intrawest's resort operations and resort real estate businesses are managed to deal with risks that are common to most companies, e.g. the risks of severe economic downturn, competition and currency fluctuations, and the more industry-specific risks of unfavourable weather patterns, seasonality of operations and construction overruns.

  ECONOMIC DOWNTURN

     A severe economic downturn could reduce spending on resort vacations and weaken sales of recreational real estate. Although skiing is a discretionary recreational activity that one might expect to be impacted by a significant economic slowdown, Intrawest's operating results have historically shown this not to be the case. During 12 years of ownership of Blackcomb, cash flow increased every year despite widely varying economic conditions. Blackcomb, as well as Intrawest's other resorts, attracts customers who have incomes well above the national average and are therefore less likely to have their vacation plans impacted by an economic recession. In addition, Intrawest's resorts draw their visitors from a wide variety of locations and this diversity shelters these resorts somewhat from regional economic conditions.

     Real estate developers face two major risks from an economic downturn: land risk and completed inventory risk. Land risk arises when land is purchased with debt and economic conditions deteriorate resulting in higher holding costs and reduced profitability, or worse, loan defaults and foreclosure. Intrawest has reduced its land risk at certain of its resorts by acquiring land at low cost with the purchase of a resort or by securing land through options and joint ventures. The extensive land holdings at Tremblant, Panorama, Stratton, Snowshoe and Mountain Creek were all low-cost acquisitions with the resort. At Blackcomb and Squaw Valley, the Company secured its land holdings through options rather than outright purchases. Options are exercised for specific project sites only when permits are in place and construction is set to start. Similarly at Whistler the land acquisition financing is repaid when building permits are issued, subject to minimum annual repayments. Intrawest secured its land holdings at Keystone by forming a joint venture with the land owner under which land is only paid for as completed units are sold and construction financing is repaid.

     Completed inventory risk arises when completed units cannot be sold and construction financing cannot be repaid. Intrawest has mitigated this risk by pre-selling a significant portion of its units prior to commencement of, and during, construction. At June 30, 1999, the Company had 134 unsold units in its resort real estate inventory and 85% of the approximately 1,500 resort units under construction on that date were pre-sold. Generally the Company has sufficient pre-sales in place to cover its construction and other real estate debt by 1.5 to 2 times. In the event of a severe economic downturn in the real estate business, the Company could complete construction of its pre-sold units, transfer title to purchasers and repay all of its real estate financing.

  COMPETITION

     The mountain resort industry has significant barriers to entry which prevent new resorts from being created. In fact, no new major resort has been created since 1981. Competition therefore is essentially confined to existing resorts. Intrawest's resorts compete for destination visitors with other mountain resorts in Canada, the United States, Europe and Japan. They also compete for day skiers with other ski areas within each resort's local market area. Skier visits in North America have been relatively flat over the past 10 years which has increased competition between resort owners. The Company's strategy is to acquire resorts that have natural competitive advantages, for example in terms of location, vertical drop and quality of terrain. The Company also enhances its competitive position by making its resorts attractive to all major customer segments and by investing in capital improvements on the mountain such as high-speed lifts, restaurants and snowmaking. Over the past five years a total of $454 million has been invested in such capital improvements. The Company's principal strength compared with its industry competitors is its ability to combine expertise in resort operations and real estate development, particularly in building master-planned resort villages. In terms of the Company's financial performance, Intrawest's villages stimulate increased destination visits, increased revenue per visit since destination guests spend more and stay longer, and increased margins since destination guests tend to balance the loading on the facilities.

     Intrawest also faces competition from other leisure industry companies, for example cruise ship lines and amusement parks. The Company's strategy is to build and establish a network of resorts and promote brand recognition to strengthen its competitive position vis-a-vis such competitors. The diversity of Intrawest's resorts in terms of vacation experience, which provides guests with a variety of vacation choices within the Intrawest network, also enhances the Company's competitive position.

     The Company owns substantially all of the supply of developable land at the base of its resorts and hence competition in real estate is somewhat restricted. Expertise in all aspects of the development process, including resort master-planning, project design, construction, sales and marketing, and property management also gives the Company a distinct competitive advantage. In the resort club business, the Company has established a competitive position through its ownership of the mountain facilities, and by offering a high standard of accommodation and a flexible point-based system.

  CURRENCY FLUCTUATIONS

     Over the past several years the Company's Canadian resort operations have benefited from the lower Canadian dollar relative to the U.S. dollar, the Japanese yen and European currencies. The price of a lift ticket at Intrawest's Canadian resorts has been 70% or less of the price at comparable U.S. resorts. Along with accommodation and food and beverage costs, this has made vacationing in Canada more affordable for foreign visitors and it has encouraged Canadians to vacation at home. The advantage of a low Canadian dollar was particularly marked during 1999 as the average exchange rate against the U.S. dollar declined approximately 7% compared with 1998. A significant shift in the value of the Canadian dollar, particularly against its U.S. counterpart, could impact the Company's earnings from its Canadian assets.

     Intrawest finances its U.S. dollar assets with U.S. dollar debt and hence is not exposed to foreign exchange risk with respect to its debt servicing. In addition, cash flow generated by U.S. operations is generally retained in the United States and invested in expansion of U.S. assets. Similarly cash flow generated at the Canadian resorts is generally reinvested in Canada. Cross-border cash transactions and currency exchanges are kept to a minimum.

     Since Intrawest has income from both Canadian and U.S. sources, the Company is exposed to foreign currency exchange risk in its reported earnings. Revenues and expenses of the Company's U.S. operations will be impacted by changes in exchange rates when such operations are reported in Canadian dollars. The impact of Canadian/ U.S. dollar exchange rate changes on the balance sheet are reflected in the foreign currency translation amount included in shareholders' equity and does not affect reported earnings.

  UNFAVOURABLE WEATHER CONDITIONS

     The Company's ability to attract visitors to its resorts is influenced by weather conditions and the amount of snowfall during the ski season. Intrawest manages its exposure to unfavourable weather in three ways: by being geographically diversified, by seeking to build its visits as evenly as possible through the seasons and by investing in snowmaking.

     Geographically diversified companies like Intrawest can reduce the risk associated with a particular region's economic and weather patterns. During the past five ski seasons, favourable and unfavourable weather conditions at different times across North America have offset one another, helping the Company to come within two percent of its budgeted revenue on a same-resort basis. Furthermore, the more a resort can attract its visitors evenly through the season the less vulnerable it is to unfavourable weather at a particular time. Intrawest seeks to spread its visits by marketing to destination visitors who book in advance, stay several days and are less likely than day visitors to change their vacation plans, and by attempting to increase traffic mid-week and at non-peak times. Investing in snowmaking can also mitigate the impact of poor natural snow conditions. Snowmaking is particularly important in eastern North America due to the number of competing resorts and less reliable snowfall. Intrawest has invested heavily in snowmaking over the past few years and currently has 94-100% snowmaking coverage at Snowshoe, Mountain Creek and Blue Mountain and 75% at Tremblant and Stratton.

  SEASONALITY OF OPERATIONS

     Ski and resort operations are highly seasonal. In fiscal 1999 approximately 77% of the Company's ski and resort operations revenue was generated during the period from November to April. Furthermore, during this period a significant portion of ski and resort operations revenue is generated on certain holidays, particularly Christmas, President's Day and school spring breaks, and on weekends. The Company's real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer with the majority of sales closings in the December to June period. This seasonality of operations impacts reported quarterly earnings. Although revenue is recorded when products or services are delivered, a significant portion of revenue is pre-committed in the form of season passes, group sales packages and real estate pre-sales. The Company has taken steps to smooth its revenue and earnings throughout the year by investing in four-season amenities and growing its summer- and shoulder-season businesses. In addition the Company's acquisition of warm-weather resorts, such as Sandestin, has mitigated the traditional seasonality of ski and resort operations revenue. In 1999 the Company's mountain resort businesses generated 21% of their revenue during the first and the fourth quarters compared with 64% for the warm-weather resorts.

  CONSTRUCTION OVERRUNS

     Intrawest is not in the construction business but rather engages general contractors to construct its real estate projects. The Company's practice is to structure its construction contracts on a fixed-price basis so that cost overruns are at the contractor's risk. The Company does employ construction experts who oversee the general contractors and ensure that problems are properly and quickly resolved. The Company has also developed a comprehensive and sophisticated project reporting system, which helps to prevent potential cost overruns from going undetected.

YEAR 2000 COMPLIANCE

     The Year 2000 issue involves the inability of date-sensitive computer applications to process dates beyond December 31, 1999. This issue impacts not only information technology systems but also operating and control systems that rely on embedded chip technology. If not corrected, this could result in system failures or miscalculations leading to significant disruptions in the Company's operations.

     Intrawest initiated a formal program to address the Year 2000 issue in September 1997. The program involved comprehensive system reviews at all of the Company's resorts and real estate locations, testing of hardware and software, and modification or replacement of non-compliant systems. To date the system reviews, testing and remedial activities are all substantially complete. The Company remains on schedule to ensure full compliance of its computer systems by November 30, 1999. The Company has also endeavoured to ascertain the Year 2000 readiness of its key customers and suppliers and at the current time it is not aware of any non-compliant systems at critical third-party vendors that would have a material adverse effect on the Company's business.

     As a precautionary measure, the Company is also developing contingency plans to mitigate the potential disruptions that may result from the Year 2000 issue. These plans include manual work-arounds for some automated processes, securing alternative sources for key suppliers and a communications plan in the event a problem arises. These contingency plans are expected to be complete by mid-October 1999.

     The total estimated costs to deal with the Year 2000 issue are expected to be approximately $1.5 million and are being expensed as incurred. Although a final assessment has not been completed, the Company believes that neither the Year 2000 issue nor the financial impact of the reviews, testing and modifications is expected to have a material adverse affect on the Company's business or its financial condition.

OUTLOOK

  SKI AND RESORT OPERATIONS

     The Company has been in a major expansion phase over the past five years, having acquired seven mountain resorts, two warm-weather locations and various other related businesses. The planned integration of the acquired businesses into the Company's network of resorts is mostly complete and a large portion of the planned capital expenditures to update the resorts will have been invested by the start of the 1999/2000 winter season. The primary focus over the next year will be to increase returns on capital from these existing assets by filling capacity during non-peak periods, increasing revenue per visit and continuing to improve margins.

  REAL ESTATE OPERATIONS

     The Company expects real estate revenues and operating profits to increase significantly in fiscal 2000 due mainly to higher production levels at Whistler/Blackcomb, Mammoth and Copper, and sales of the first projects at Blue Mountain, Solitude and Three Peaks. At August 31, 1999, the Company had pre-sales of approximately $344 million that it expects to close in fiscal 2000.

     In the past few years the Company has invested significantly more in new real estate development activity than it has realized from the sale of units. In fiscal 2000 and to a greater extent in fiscal 2001 and 2002, this gap will lessen and is expected to reverse towards the end of this period. This is expected to result in positive cash flow from the Company's real estate activities and a corresponding reduction in the level of the Company's debt.

                             MARKET FOR SECURITIES

     The Common Shares of the Company are listed and traded on the New York Stock Exchange, The Toronto Stock Exchange (the "TSE") and The Montreal Exchange (the "ME"). The NRP Shares are listed and traded on the TSE and ME. The TSE is the principal market for the Common Shares and the NRP Shares.

                             DIRECTORS AND OFFICERS

     The names and municipalities of residence of the directors and officers of the Company and their principal occupations are set forth below.

DIRECTORS

NAME AND MUNICIPALITY OF RESIDENCE           PRINCIPAL OCCUPATION                                DIRECTOR SINCE
----------------------------------           --------------------                                --------------
R. Thomas M. Allan(1)......................  Executive Vice-President, Corporate Investments     1990
London, Ontario                              of London Life Insurance Company
Joe S. Houssian............................  President and Chief Executive Officer of the        1976
West Vancouver, British Columbia             Company
Daniel O. Jarvis...........................  Executive Vice President and Chief Financial        1989
Vancouver, British Columbia                  Officer of the Company
David A. King(1)(2)........................  President of David King Corporation                 1990
Islington, Ontario
Gordon H. MacDougall(2)(3).................  Partner, CC&L Financial Services Group              1990
West Vancouver, British Columbia
Paul M. Manheim(1)(3)......................  Senior Vice President of HAL Real Estate            1992
Mercer Island, Washington                    Investments, Inc.
Paul A. Novelly(2).........................  Chairman, President and Chief Executive Officer     1997
St. Louis, Missouri                          of Apex Oil Company, Inc.
Gary L. Raymond............................  Executive Vice President, Development and           1998
Whistler, British Columbia                   Acquisitions
Bernard A. Roy(3)..........................  Senior partner, Ogilvy Renault                      1992
Verdun, Quebec
Khaled C. Sifri(1).........................  Managing partner, Hadef Al-Dhahiri & Associates     1990(4)
Dubai, United Arab Emirates
Hugh R. Smythe.............................  President, Resort Operations Group                  1993
Whistler, British Columbia                   of the Company
Nicholas C.H. Villiers(2)..................  Vice President and Director of                      1990(4)
London, England                              RBC Dominion Securities Inc.

------------
(1) Member of the Audit Committee.
(2) Member of the Corporate Governance Committee.
(3) Member of the Human Resources Committee.
(4) Prior to the reorganization which took place in connection with the Company's public offering of Common Shares in March 1990, both Messrs. Sifri and Villiers were directors of Intrawest N.V., a former holding company of the Company. Messrs. Sifri and Villiers were directors of Intrawest N.V. from 1986 to 1990.

     The Company does not have an Executive Committee and is required to have an Audit Committee. Each director will serve as a director until the next annual general meeting or until his successor is elected or appointed.

OFFICERS

NAME AND MUNICIPALITY OF RESIDENCE               PRINCIPAL OCCUPATION
----------------------------------               --------------------
David C. Blaiklock.............................  Vice President and Corporate Controller
North Vancouver, British Columbia
David C. Brown.................................  Vice President, Information Technology
Sardis, British Columbia
Michael F. Coyle...............................  Senior Vice President, Marketing
West Vancouver, British Columbia

NAME AND MUNICIPALITY OF RESIDENCE               PRINCIPAL OCCUPATION
----------------------------------               --------------------
John E. Currie.................................  Senior Vice President, Financing and Taxation
North Vancouver, British Columbia
James J. Gibbons...............................  President, Resort Club Group
West Vancouver, British Columbia
Joe S. Houssian................................  President and Chief Executive Officer
West Vancouver, British Columbia
Daniel O. Jarvis...............................  Executive Vice President and Chief Financial
Vancouver, British Columbia                      Officer
Ross J. Meacher................................  Corporate Secretary
North Vancouver, British Columbia
Gary L. Raymond................................  Executive Vice President, Development and
Whistler, British Columbia                       Acquisitions
Hugh R. Smythe.................................  President, Resort Operations Group
Whistler, British Columbia

     As at June 30, 1999, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 2.3% of the outstanding Common Shares of the Company (including Common Shares beneficially owned by a company, the shares of which are owned by companies of which a director and senior officer and his spouse are the shareholders, and in respect of which such director and senior officer disclaims beneficial ownership, and Common Shares over which a director shares voting power and investment power and in respect of which such director disclaims beneficial ownership).

     During the past five years, each of the directors and officers of the Company has been associated in various capacities with Intrawest or the company or organization indicated opposite his name in the tables above or with affiliates thereof, except for Mr. Sifri who was Vice President, Legal Affairs of Majid Al Futtaim Investments LLC from May 1997 to January 1999 and, prior thereto, was president of PolyMore Circuit Technologies, L.P.

                             ADDITIONAL INFORMATION

     The Company shall provide to any person, upon request to the Corporate Secretary of the Company:

     (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

        (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

        (ii) one copy of the comparative consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any unaudited consolidated financial statements of the Company subsequent to the consolidated financial statements for the Company's most recently completed financial year;

        (iii) one copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

        (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

     (b)  at any other time, one copy of any of the documents referred to in
        (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative consolidated financial statements for its most recently completed financial year.

     Copies of these documents may be obtained upon request from the Corporate Secretary of the Company, Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

                  AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

                             INTRAWEST CORPORATION
                       YEARS ENDED JUNE 30, 1999 AND 1998

                      AUDITORS' REPORT TO THE SHAREHOLDERS

     We have audited the consolidated balance sheets of Intrawest Corporation as at June 30, 1999 and 1998 and the consolidated statements of operations, retained earnings, cash flow from continuing operations and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1999 and 1998 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

     Significant differences between Canadian and United States accounting principles as they affect these consolidated financial statements are explained and quantified in note 20.

Vancouver, Canada                                              (signed) KPMG LLP
September 3, 1999                                          Chartered Accountants

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              FOR THE YEARS ENDED JUNE 30
                                                              ---------------------------
                                                                 1999            1998
                                                              -----------     -----------
                                                               (IN THOUSANDS OF DOLLARS,
                                                               EXCEPT PER SHARE AMOUNTS)
Revenue:
  Ski and resort operations.................................   $577,727        $367,395
  Real estate sales.........................................    326,024         226,380
  Rental properties.........................................      8,108           4,354
  Interest and other income.................................      5,618           3,612
  Income from equity accounted investment (note 1(c)).......      3,240          --
                                                               --------        --------
                                                                920,717         601,741
Expenses:
  Ski and resort operations.................................    454,513         284,231
  Real estate costs.........................................    263,696         183,567
  Rental properties.........................................      4,185           2,004
  Interest (note 15)........................................     37,475          22,881
  Depreciation and amortization.............................     60,713          38,043
  General and administrative................................     11,149          10,360
                                                               --------        --------
                                                                831,731         541,086
                                                               --------        --------
Income before undernoted....................................     88,986          60,655
Provision for income taxes (note 12)........................     20,349          13,431
                                                               --------        --------
Income before non-controlling interest and discontinued
  operations................................................     68,637          47,224
Non-controlling interest....................................     10,296           4,236
                                                               --------        --------
Income from continuing operations...........................     58,341          42,988
Results of discontinued operations (note 3).................     (6,894)         (1,958)
                                                               --------        --------
Net income..................................................   $ 51,447        $ 41,030
                                                               ========        ========
Income per common share:
     Income from continuing operations......................   $   1.45        $   1.25
     Net income.............................................       1.45            1.25
                                                               ========        ========
Weighted average number of common shares outstanding (in
  thousands)................................................     40,237          34,486
                                                               ========        ========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                       JUNE 30
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
                                                              (IN THOUSANDS OF DOLLARS)
ASSETS
Current assets:
  Cash and short-term deposits..............................  $  120,635     $  117,037
  Amounts receivable (note 6)...............................     116,240         55,664
  Other assets (note 7(a))..................................      67,384         47,709
  Properties (note 5):
     Resort.................................................     257,063        177,296
     Discontinued operations................................      14,819          8,195
                                                              ----------     ----------
                                                                 576,141        405,901
Ski and resort operations (note 4)..........................   1,022,575        691,997
Properties (note 5):
  Resort....................................................     417,238        258,543
  Discontinued operations...................................      15,367         31,794
Amounts receivable (note 6).................................      40,977         43,612
Other assets (note 7(b))....................................      82,755         34,214
Goodwill....................................................      28,009            512
                                                              ----------     ----------
                                                              $2,183,062     $1,466,573
                                                              ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Amounts payable...........................................  $  174,195     $  125,536
  Deferred revenue (note 9).................................      56,054         17,577
  Bank and other indebtedness, current portion (note 8):
     Resort.................................................     217,633         96,047
     Discontinued operations................................       8,085          1,843
                                                              ----------     ----------
                                                                 455,967        241,003
Bank and other indebtedness (note 8):
  Resort....................................................     831,936        501,341
  Discontinued operations...................................       6,052         13,592
Due to joint venture partners (note 13).....................      16,695         22,250
Deferred revenue (note 9)...................................      29,842         13,602
Deferred income taxes.......................................      21,203         11,100
Non-controlling interest in subsidiaries....................      33,589         10,151
                                                              ----------     ----------
                                                               1,395,284        813,039
Shareholders' equity:
  Capital stock (note 11)...................................     587,331        483,030
  Retained earnings.........................................     191,680        146,859
  Foreign currency translation adjustment...................       8,767         23,645
                                                              ----------     ----------
                                                                 787,778        653,534
Contingencies and commitments (note 14)
                                                              ----------     ----------
                                                              $2,183,062     $1,466,573
                                                              ==========     ==========

Approved on behalf of the Board:

            (signed) JOE S. HOUSSIAN                       (signed) R. THOMAS M. ALLAN
                    Director                                         Director

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                              FOR THE YEARS ENDED JUNE 30
                                                              ---------------------------
                                                                 1999            1998
                                                              -----------     -----------
                                                               (IN THOUSANDS OF DOLLARS)
Retained earnings, beginning of year........................   $146,859        $111,649
Net income..................................................     51,447          41,030
Dividends...................................................     (6,626)         (5,820)
                                                               --------        --------
Retained earnings, end of year..............................   $191,680        $146,859
                                                               ========        ========

        CONSOLIDATED STATEMENTS OF CASH FLOWS FROM CONTINUING OPERATIONS

                                                              FOR THE YEARS ENDED JUNE 30
                                                              ---------------------------
                                                                 1999             1998
                                                              -----------      ----------
                                                               (IN THOUSANDS OF DOLLARS,
                                                               EXCEPT PER SHARE AMOUNTS)
Income from continuing operations...........................   $ 58,341         $42,988
Items not affecting cash:
  Depreciation and amortization.............................     60,713          38,043
  Deferred income taxes.....................................     10,685          11,018
  Income from equity accounted investment...................     (3,240)          --
  Non-controlling interest..................................     10,296           4,236
                                                               --------         -------
Cash flow from continuing operations........................   $136,795         $96,285
                                                               ========         =======
Cash flow from continuing operations per common share.......   $   3.08         $  2.60
                                                               ========         =======

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                                                              FOR THE YEARS ENDED JUNE 30
                                                              ----------------------------
                                                                  1999            1998
                                                              ------------    ------------
                                                               (IN THOUSANDS OF DOLLARS)
Cash provided by (used in):
Operations:
  Cash flow from continuing operations......................   $ 136,795       $  96,285
  Recovery of costs through real estate sales...............     263,696         183,567
  Increase in amounts receivable, net.......................      (3,010)         (7,436)
  Acquisition and development of properties held for sale...    (394,993)       (261,886)
  Changes in non-cash operating working capital.............      10,642          40,284
                                                               ---------       ---------
  Cash provided by continuing operations....................      13,130          50,814
  Cash provided by discontinued operations (note 3).........       9,097          47,018
                                                               ---------       ---------
                                                                  22,227          97,832
Financing:
  Bank and other borrowings, net............................     418,445          91,572
  Issue of capital stock for cash, net of issuance costs....     116,052         107,274
  Redemption of non-resort preferred shares.................     (20,857)         (9,015)
  Proceeds on sale of partnership interest..................      15,980          --
  Dividends paid on common shares...........................      (6,626)         (5,820)
  Distributions to non-controlling interests................      (4,237)         (2,339)
                                                               ---------       ---------
                                                                 518,757         181,672
Investments:
  Expenditures on revenue-producing properties, net.........      (5,995)        (13,853)
  Expenditures on ski and resort operation assets, net......    (217,266)       (127,487)
  Expenditures on other assets..............................     (42,434)         --
  Expenditures on business acquisitions, net of cash
     acquired...............................................    (271,691)        (72,850)
                                                               ---------       ---------
                                                                (537,386)       (214,190)
                                                               ---------       ---------
Increase in cash and short-term deposits....................       3,598          65,314
Cash and short-term deposits, beginning of year.............     117,037          51,723
                                                               ---------       ---------
Cash and short-term deposits, end of year...................   $ 120,635       $ 117,037
                                                               =========       =========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

Intrawest Corporation is incorporated under the Company Act (British Columbia) and, through its subsidiaries, is engaged in the development and operation of mountain and golf resorts principally throughout North America.

1.  SIGNIFICANT ACCOUNTING POLICIES:

    (a)  Basis of presentation:

       The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada as prescribed by The Canadian Institute of Chartered Accountants. Information regarding United States generally accepted accounting principles as it affects the Company's consolidated financial statements is presented in note 20.

    (b) Principles of consolidation:

       The consolidated financial statements include:

       (i)  the accounts of the Company and its subsidiaries;

       (ii) the accounts of all incorporated and unincorporated joint ventures to the extent of the Company's interest in their respective assets, liabilities, revenues and expenses.

       The Company's principal subsidiaries and joint ventures are as follows:

                                                              PERCENTAGE INTEREST
                                                                    HELD BY
                                                                  THE COMPANY
                                                              -------------------
Intrawest Resort Corporation................................         100%
Blackcomb Skiing Enterprises Limited Partnership............          77%
Whistler Mountain Resort Limited Partnership................          77%
Blue Mountain Resorts Limited (note 2)......................          50%
Alpine Helicopters Ltd. (note 2)............................          45%
Mont Tremblant Resorts and Company, Limited Partnership.....         100%
IW Resorts Limited Partnership..............................         100%
Intrawest Resort Ownership Corporation......................         100%
Stratton Ski Corporation....................................         100%
Snowshoe Mountain, Inc......................................         100%
Copper Mountain, Inc........................................         100%
Great Gorge Resort, Inc. (note 2)...........................         100%
Mammoth Mountain Ski Area (note 2)..........................        59.5%
Keystone/Intrawest L.L.C....................................          50%
Breeze, Inc. (note 2).......................................         100%
Max Snowboard, Inc. (note 2)................................         100%
Intrawest Sandestin Company, L.L.C. (note 2)................          95%
Intrawest Golf Holdings, Inc. (note 2)......................         100%
Mt Tremblant Reservations Inc. (note 2).....................         100%
Whistler Blackcomb Resorts Inc. (note 2)....................         100%

       On September 10, 1998, the Company sold a 23% interest in the property and assets related to Whistler Mountain Resort Limited Partnership to Nippon Cable Co., Ltd., its minority partner in Blackcomb. Proceeds on the sale were $15,980,000 and a gain of $1,368,000 has been recognized in the consolidated financial statements for the year ended June 30, 1999.

    (c)  Accounting for investments:

       The Company accounts for investments in which it is able to exercise significant influence in accordance with the equity method. Under the equity method, the original cost of the investment is adjusted for the Company's share of post-acquisition earnings, losses and capital transactions.

       Portfolio investments are carried at cost.

    (d) Measurement uncertainty:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

       The significant areas requiring management estimates include useful lives for depreciation, the impairment of ski and resort operations and properties, and the recoverability of amounts receivable.

    (e)  Properties:

       (i)  Properties under development and held for sale:

          Properties under development and held for sale are recorded at the lower of cost and net realizable value. Cost includes all expenditures incurred in connection with the acquisition, development and construction of these properties. These expenditures consist of all direct costs, interest on general and specific debt, and general and administrative expenses. Incidental operations related specifically to such properties is treated as an increase in or a reduction of costs.

          Costs associated with the development of sales locations of the vacation ownership business, including operating and general and administrative costs incurred until a location is fully operational, are capitalized. Incidental operations related specifically to a location is treated as an increase in or a reduction of costs during the start-up period. These net costs are amortized on a straight-line basis over seven years. The Company provides for write-downs where the carrying value of a particular property exceeds its net realizable value.

       (ii) Revenue-producing properties:

          Revenue-producing properties are stated at the lower of cost, net of accumulated depreciation, and the net recoverable amount. Buildings are depreciated using the declining balance method at annual rates of 3.3% to 5%. Leasehold improvements and other tenant inducements are amortized using the straight-line method over the lease term. Furniture and equipment are depreciated on a declining balance basis at 20% per annum.

       (iii) Classification:

          Properties that are currently under development for sale or available for sale are classified as current assets. Related bank and other indebtedness is classified as a current liability.

    (f)  Ski and resort operations:

       The assets of the ski and resort operations are stated at cost less accumulated depreciation. Costs of ski lifts, area improvements and buildings are capitalized. Certain buildings, area improvements and equipment are located on leased or licensed land. Depreciation is provided over the estimated useful lives of each asset category using the declining balance method as follows:

Buildings...................................................    3.3% to 5.0%
Ski lifts...................................................    5.0% to 8.0%
Golf courses................................................    2.0% to 3.3%
Area improvements...........................................    2.0% to 3.3%
Automotive, helicopters and other equipment.................  10.0% to 50.0%
Leased vehicles.............................................  20.0% to 25.0%

       Inventories are recorded at the lower of cost and net realizable value, and consist primarily of retail goods, food and beverage products, and mountain operating supplies.

    (g)  Administrative furniture, equipment and leasehold improvements:

       Administrative furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the declining balance method at annual rates of 20% and 30%, respectively.

       Leasehold improvements are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the lease term.

    (h) Goodwill:

       Goodwill is amortized on the straight-line basis over a period of 10 to 40 years based on the nature of the acquired business. In determining whether there is a permanent impairment in value, recoverability is based on estimated future cash flows.

    (i)  Deferred financing costs:

       Deferred financing costs consist of legal and other fees related to the financing of the Company's ski and resort operations. These costs are amortized over the term of the related financing.

    (j)  Deferred revenue:

       Deferred revenue mainly comprises real estate deposits, season pass revenue, government grants, and the exchange gains arising on the translation of long-term monetary items that are denominated in foreign currencies (note 1(n)). Deferred revenue which relates to the sale of season passes is recognized throughout the season based on the number of skier visits. Deferred revenue which relates to

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

       government grants for ski and resort operation assets is recognized on the same basis as the related assets are amortized. Deferred revenue which relates to government grants for properties under development is recognized as the properties are sold.

    (k) Government assistance:

       The Company periodically applies for financial assistance under available government incentive programs. Non-repayable government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets.

    (l)  Revenue recognition:

       (i) Revenue from the sale of properties is recorded when title to the completed unit is conveyed to the purchaser and the purchaser becomes entitled to occupancy.

       (ii) Points revenue associated with membership in the vacation ownership business of Club Intrawest (which revenue is included in real estate sales) is recognized when the purchaser has paid the amount due on closing, all contract documentation has been executed and all other significant conditions of sale are met.

       (iii) Revenue from revenue-producing properties is recognized upon the earlier of attaining break-even cash flow after debt servicing or the expiration of a reasonable period of time following substantial completion. Prior to this time, the properties are categorized as properties under development, and incidental operations related to such properties are applied to development costs.

    (m) Income taxes:

       Income taxes are provided at current rates for all items included in the statements of operations which will ultimately be included in the calculation of taxable income, regardless of the period when such items are reported for income tax purposes. The difference in the timing of recognition for accounting and income tax purposes is recorded as deferred income taxes. No adjustment is made to deferred income tax accounts for subsequent changes in income tax rates. The tax benefit of share issue costs has been recognized as a reduction of the related share issue costs.

    (n) Foreign currency translation:

       The Company's operations in the United States are of a self-sustaining nature. Assets and liabilities are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at the weighted average rate for the year.

       Cumulative unrealized gains or losses arising from the translation of the assets and liabilities of these operations are recorded as a separate component of shareholders' equity.

       Exchange gains or losses arising on the translation of long-term monetary items that are denominated in foreign currencies are deferred and amortized on a straight-line basis over the remaining terms of the related monetary item. Other exchange gains or losses are included in income as incurred.

    (o)  Interest allocated to discontinued operations:

       Interest allocated to discontinued operations is the total of interest on debt directly attributable to the discontinued operations and an allocation of interest on general corporate debt not directly attributable to continuing operations.

    (p) Per share calculations:

       Income and cash flow per common share have been calculated using the weighted average number of common shares outstanding during the year. Fully diluted per common share amounts have not been presented as the effect of outstanding options is not materially dilutive.

       Per share amounts of cash flow from continuing operations are computed after deducting an amount for non-controlling interest.

    (q)  Cash flow from continuing operations:

       Cash flow from continuing operations is computed as income from continuing operations adjusted for deferred income taxes, depreciation and amortization of capital items, non-controlling interest, income from equity accounted investment, and other non-cash items. Cash flow from continuing operations is different from cash flow from operating activities since it excludes the cash provided by or used for non-cash operating working capital accounts such as real estate inventory, amounts receivable and amounts payable. Cash flow from continuing operations is reconciled to cash flow from operating activities in the consolidated statements of changes in financial position.

    (r)  Comparative figures:

       Certain comparative figures for 1998 have been reclassified to conform with the financial presentation adopted in the current year.

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

2.  ACQUISITIONS:

    During the year ended June 30, 1999, the Company completed the following acquisitions, each of which was accounted for by the purchase method with effect from the date of acquisition:

    (a) Effective July 13, 1998, the Company acquired 100% of the shares of Sandestin Resort & Club, Inc. ("Sandestin"), owner of Sandestin Resort, a golf, tourist and retirement destination in northwestern Florida. The purchase price of the shares acquired was U.S.$127,455,000 for which the Company paid cash. Concurrent with the acquisition, the Company sold at assigned cost 50% of specific real estate assets and 5% of all other assets.

    (b) Effective July 23, 1998, the Company acquired the assets of the Raven golf group ("Raven"), that included two golf courses in Arizona. The purchase price of the assets acquired was U.S.$30,759,000, including costs, which was settled by the issuance of 125,000 common shares of the Company, the issuance of a promissory note payable in the amount of U.S.$4,711,000 and by the payment of cash.

    (c) Effective September 3, 1998, the Company acquired all of the shares of Breeze, Inc. ("Breeze") and Max Snowboard, Inc. ("Max"). Breeze and Max rent ski and snowboard equipment and also own sports retail stores in the western United States. The purchase price of the shares acquired was U.S.$15,160,000, including costs, which was settled through the payment of cash.

    (d) Effective December 27, 1998, the Company acquired a 45% equity interest in Alpine Helicopters Ltd. ("Alpine"), parent company of Canadian Mountain Holidays Inc., which provides helicopter skiing, mountaineering and hiking services in southeastern British Columbia. The purchase price of the shares acquired was $22,848,000, including costs. The purchase price was settled by the issuance of 200,000 common shares of the Company and the balance was paid in cash.

    (e) Effective January 27, 1999, the Company acquired a 50% equity interest in Blue Mountain Resorts Limited ("Blue"), owner and operator of a mountain resort in Ontario. The purchase price of the shares acquired of $15,373,000, including costs, was settled through the payment of cash.

    (f) Effective March 31, 1999, the Company acquired 100% of the shares of Mt Tremblant Reservations Inc. and 100% of the shares of Whistler Blackcomb Resorts Inc. ("MTR/WBR"). Both companies are engaged in the business of providing vacation rental, real estate and property management services at the Company's resorts at Mont Tremblant, Quebec, and Whistler, British Columbia. The purchase price of the shares acquired was $6,340,000, including costs, and was settled through the payment of cash and the issuance of 74,458 common shares of the Company subsequent to year end.

    The assignment of the purchase prices for the 1999 acquisitions is as follows:

                                                    SANDESTIN    RAVEN    BREEZE/MAX   ALPINE     BLUE     MTR/WBR    TOTAL
                                                    ---------   -------   ----------   -------   -------   -------   --------
    Net assets acquired at assigned values:
      Ski and resort operations...................  $ 77,245    $45,628    $ 4,008     $37,535   $18,508   $  243    $183,167
      Properties under development................   111,985      --         --          --        --        --       111,985
      Goodwill....................................     --         --        23,723       --        --       5,499      29,222
      Net working capital.........................   (20,976)      (385)      (605)     (3,818)    2,798     (610)    (23,596)
      Other amounts...............................    22,658      --         --         (3,049)   (1,617)     (17)     17,975
      Assumption of debt..........................    (9,293)      (999)    (4,128)     (9,589)   (5,176)     (23)    (29,208)
                                                    --------    -------    -------     -------   -------   ------    --------
                                                     181,619     44,244     22,998      21,079    14,513    5,092     289,545
      Cash........................................     7,892        665        464       1,769       860    1,248      12,898
                                                    --------    -------    -------     -------   -------   ------    --------
                                                    $189,511    $44,909    $23,462     $22,848   $15,373   $6,340    $302,443
                                                    ========    =======    =======     =======   =======   ======    ========
    Financed by:
      Cash........................................  $189,511    $34,390    $23,462     $17,358   $15,373   $4,495    $284,589
      Bank and other indebtedness.................     --         6,903      --          --        --       1,845       8,748
      Issue of common shares (note 11(b)).........     --         3,616      --          5,490     --        --         9,106
                                                    --------    -------    -------     -------   -------   ------    --------
                                                    $189,511    $44,909    $23,462     $22,848   $15,373   $6,340    $302,443
                                                    ========    =======    =======     =======   =======   ======    ========

    During the year ended June 30, 1998, the Company completed the following acquisitions, each of which was accounted for by the purchase method with effect from the date of acquisition:

    (a) Effective February 18, 1998, the Company acquired property and assets related to Great Gorge Resort, Inc. ("Great Gorge"), owner of Mountain Creek, in New Jersey, for cash of U.S.$27,959,000. The transaction was accounted for by the purchase method.

    (b) During fiscal 1998 the Company increased its interest in Mammoth Mountain Ski Area ("Mammoth") in California from 33% to 58.1% through the acquisition of additional shares and the repurchase by Mammoth of its own common shares from other

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

       shareholders. Despite a 58.1% ownership interest, the Company has only joint control over Mammoth due to the existence of special voting rights of certain of Mammoth's minority shareholders. Therefore, effective from July 1, 1997, the Company has proportionately consolidated the results of Mammoth's operations with the operations of the Company. During fiscal 1999 the Company's interest increased to 59.5% as a result of the repurchase by Mammoth of its own common shares from other shareholders.

    The assignment of the purchase prices for the 1998 acquisitions is as follows:

                                                                  GREAT GORGE    MAMMOTH     TOTAL
                                                                  -----------    -------    -------
    Net assets acquired at assigned values:
      Ski and resort operations.................................    $33,946      $39,254    $73,200
      Properties under development..............................      6,417         932       7,349
      Net working capital.......................................       (297)      2,554       2,257
      Assumption of debt........................................     --          (9,956)     (9,956)
                                                                    -------      -------    -------
                                                                     40,066      32,784      72,850
      Cash......................................................     --           5,916       5,916
                                                                    -------      -------    -------
                                                                    $40,066      $38,700    $78,766
                                                                    =======      =======    =======
    Financed by:
      Cash......................................................    $40,066      $28,285    $68,351
      Bank and other indebtedness...............................     --          10,415      10,415
                                                                    -------      -------    -------
                                                                    $40,066      $38,700    $78,766
                                                                    =======      =======    =======

3.  DISCONTINUED OPERATIONS:

    The Company plans to sell all of its remaining non-resort properties. For reporting purposes, the results of operations and cash flow from operating activities of this business have been disclosed separately from those of continuing operations for the periods presented.

    The results of discontinued operations are as follows:

                                                                   1999       1998
                                                                  -------    -------
    Revenue.....................................................  $17,661    $56,895
                                                                  =======    =======
    Loss before current income taxes............................  $(6,894)   $(1,658)
    Provision for current income taxes..........................    --           300
                                                                  -------    -------
    Loss from discontinued operations...........................  $(6,894)   $(1,958)
                                                                  =======    =======

    Assets and liabilities presented in the consolidated balance sheets include the following assets and liabilities of discontinued operations:

                                                                   1999       1998
                                                                  -------    -------
    Current assets
      Properties................................................  $14,819    $ 8,195
      Other current assets, excluding cash......................   14,686     13,490
    Properties..................................................   15,367     31,794
    Other non-current assets....................................    9,879     21,273
    Current liabilities.........................................   11,709      6,087
    Long-term debt and other liabilities........................    7,112     15,932

    The cash flows from discontinued operations are as follows:

                                                                    1999        1998
                                                                  --------    --------
    Cash provided by (used in):
      Operations................................................  $  9,097    $ 47,018
      Financing.................................................   (21,670)    (36,491)
      Investments...............................................     2,111        (364)
                                                                  --------    --------
    Increase (decrease) in cash and short-term deposits.........  $(10,462)   $ 10,163
                                                                  ========    ========

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

    The cash flow used for financing activities in 1999 includes a $20,857,000 (1998 -- $9,015,000) redemption of non-resort preferred ("NRP") shares (note 11(a)). The Company has the right to apply the net cash flow from the discontinued operations from January 1, 1997 to the redemption of NRP shares. The shares may be redeemed annually at $3.82 per share, except for the final redemption which shall be subject to a premium or discount based on available cash flow relating to the non-resort assets. Such annual redemptions are payable on September 30 of each year covering the period ended on the previous June 30.

    The cash available at June 30, 1999 to redeem NRP shares on September 30, 1999 was $12,797,000 (1998 -- $20,857,000), which represents 3,350,000 (1998
    -- 5,460,000) NRP shares at $3.82 per share (1998 -- $3.82 per share), computed as follows:

                                                                    1999       1998
                                                                  --------    -------
    Cash and short-term deposits, beginning of year.............  $ 20,857    $13,606
    Increase (decrease) in cash and short-term deposits during
      the year..................................................   (10,462)    10,163
    Decrease (increase) in the reserve for working capital
      requirements at end of year...............................     2,402     (2,912)
                                                                  --------    -------
                                                                  $ 12,797    $20,857
                                                                  ========    =======

    Subject to shareholder approval at shareholders' meetings in November 1999, the redemption amount for the NRP shares is to be reduced to $2.65 per share, and the Company will have the right to redeem NRP shares quarterly instead of annually.

4.  SKI AND RESORT OPERATIONS:

                                                                                    1999
                                                                  -----------------------------------------
                                                                                 ACCUMULATED        NET
                                                                     COST       DEPRECIATION     BOOK VALUE
                                                                  ----------    -------------    ----------
    Ski operations:
      Land......................................................  $   61,650      $ --           $   61,650
      Buildings.................................................     266,851        43,860          222,991
      Ski lifts and area improvements...........................     520,429       107,069          413,360
      Automotive, helicopters and other equipment...............     122,900        75,057           47,843
      Leased vehicles...........................................       6,997         2,487            4,510
                                                                  ----------      --------       ----------
                                                                     978,827       228,473          750,354
    Resort operations:
      Land......................................................      29,663        --               29,663
      Buildings.................................................      74,238         8,101           66,137
      Golf courses..............................................     109,180         4,636          104,544
      Area improvements.........................................      82,503        10,626           71,877
                                                                  ----------      --------       ----------
                                                                     295,584        23,363          272,221
                                                                  ----------      --------       ----------
                                                                  $1,274,411      $251,836       $1,022,575
                                                                  ==========      ========       ==========

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

                                                                                    1998
                                                                  -----------------------------------------
                                                                                 ACCUMULATED        NET
                                                                     COST       DEPRECIATION     BOOK VALUE
                                                                  ----------    -------------    ----------
    Ski operations:
      Land......................................................  $   70,564      $ --           $   70,564
      Buildings.................................................     150,868        40,455          110,413
      Ski lifts and area improvements...........................     423,132        85,119          338,013
      Automotive, furniture and other equipment.................     111,099        58,996           52,103
      Leased vehicles...........................................      16,158         8,979            7,179
                                                                  ----------      --------       ----------
                                                                     771,821       193,549          578,272
    Resort operations:
      Land......................................................      11,431        --               11,431
      Buildings.................................................      64,298         7,738           56,560
      Golf courses..............................................      20,554         1,319           19,235
      Area improvements.........................................      30,125         3,626           26,499
                                                                  ----------      --------       ----------
                                                                     126,408        12,683          113,725
                                                                  ----------      --------       ----------
                                                                  $  898,229      $206,232       $  691,997
                                                                  ==========      ========       ==========

    During 1999 the Company reclassified from goodwill to ski and resort operations $76,100,000 relating to the acquisitions in prior years of the Whistler and Snowshoe resorts. This reclassification properly reflects the characteristics and fair values of the acquired businesses, and is consistent with the accounting for the Copper Mountain acquisition. The reclassification results in no change to income or the amortization period, as the useful life of the acquired assets under both classifications is 40 years.

    The ski and resort operations have been pledged as security for certain of the Company's bank and other indebtedness (note 8).

5.  PROPERTIES:

                                                                    1999        1998
                                                                  --------    --------
    Properties under development and held for sale:
      Acquisition costs.........................................  $275,494    $199,650
      Interest..................................................    52,277      20,754
      Development costs.........................................   258,786     179,130
      Administrative............................................    36,684      22,164
                                                                  --------    --------
                                                                  $623,241    $421,698
                                                                  ========    ========

                                                                                  1999
                                                                  -------------------------------------
                                                                             ACCUMULATED        NET
                                                                   COST      DEPRECIATION    BOOK VALUE
                                                                  -------    ------------    ----------
    Revenue-producing properties:
      Land......................................................  $ 8,933      $--            $ 8,933
      Buildings.................................................   78,805       10,416         68,389
      Leasehold improvements and equipment......................    7,473        3,549          3,924
                                                                  -------      -------        -------
                                                                  $95,211      $13,965        $81,246
                                                                  =======      =======        =======

                                                                                  1998
                                                                  -------------------------------------
                                                                             ACCUMULATED        NET
                                                                   COST      DEPRECIATION    BOOK VALUE
                                                                  -------    ------------    ----------
    Revenue-producing properties:
      Land......................................................  $ 9,535      $--            $ 9,535
      Buildings.................................................   50,497        7,836         42,661
      Leasehold improvements and equipment......................    3,555        1,621          1,934
                                                                  -------      -------        -------
                                                                  $63,587      $ 9,457        $54,130
                                                                  =======      =======        =======

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

    Summary of properties:

                                                                    1999        1998
                                                                  --------    --------
    Properties under development and held for sale..............  $623,241    $421,698
    Revenue-producing properties................................    81,246      54,130
                                                                  --------    --------
                                                                  $704,487    $475,828
                                                                  ========    ========

    Properties are classified for balance sheet purposes as follows:

                                                                    1999        1998
                                                                  --------    --------
    Current assets:
      Resort....................................................  $257,063    $177,296
      Discontinued operations...................................    14,819       8,195
    Long-term assets:
      Resort....................................................   417,238     258,543
      Discontinued operations...................................    15,367      31,794
                                                                  --------    --------
                                                                  $704,487    $475,828
                                                                  ========    ========

    During the year ended June 30, 1999, the Company capitalized interest of $34,706,000, (1998 -- $14,491,000) (note 15) and administrative expenses of
    $27,708,000 (1998 -- $10,935,000) to properties.

    Properties have been pledged as security for certain of the Company's bank and other indebtedness (note 8).

6.  AMOUNTS RECEIVABLE:

                                                                   1999       1998
                                                                  -------    -------
    Receivable from sales of real estate........................  $39,328    $ 6,024
    Ski and resort operation receivables........................   37,497     16,136
    Loans, mortgages and notes receivable (note 19(a))..........   58,369     55,093
    Funded senior employee share purchase plan (note 11(e)).....      990      1,206
    Other accounts receivable...................................   21,033     20,817
                                                                  -------    -------
                                                                  157,217     99,276
    Less: current portion.......................................  116,240     55,664
                                                                  -------    -------
                                                                  $40,977    $43,612
                                                                  =======    =======

    Receivables are due approximately as follows:

    Year ending June 30, 2000...................................  $116,240
                      2001......................................    10,005
                      2002......................................     5,309
                      2003......................................     1,127
                      2004......................................     7,883
          Subsequent to 2004....................................    16,653
                                                                  --------
                                                                  $157,217
                                                                  ========

    The loans, mortgages and notes receivable bear interest at both fixed and floating rates which averaged 11.15% per annum as at June 30, 1999 (1998 -- 10.39%). These amounts have been pledged as security for certain of the Company's bank and other indebtedness (note 8).

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

7.  OTHER ASSETS:

    (a)  Current:

                                                                        1999       1998
                                                                       -------    -------
         Ski and resort operation inventories........................  $26,637    $17,036
         Restricted cash deposits....................................   24,965     17,357
         Prepaid expenses and other..................................   15,782     13,316
                                                                       -------    -------
                                                                       $67,384    $47,709
                                                                       =======    =======

    (b) Long-term:

                                                                        1999       1998
                                                                       -------    -------
         Investment in Compagnie des Alpes, at equity................  $38,656    $ --
         Deferred financing costs....................................   21,033      8,318
         Portfolio investments.......................................    8,915      4,545
         Administrative furniture, equipment and leasehold
           improvements, net of accumulated depreciation of
           $5,989,000 (1998 -- $4,202,000)...........................    9,091      5,458
         Other.......................................................    5,060     15,893
                                                                       -------    -------
                                                                       $82,755    $34,214
                                                                       =======    =======

8.  BANK AND OTHER INDEBTEDNESS:

    The Company has obtained financing for its ski and resort operations and properties from various financial institutions by pledging individual assets as security for such financing. Security for general corporate debt is provided by general security which includes a floating charge on the Company's assets and undertakings, fixed charges on real estate properties, and assignment of mortgages and notes receivable. The following table summarizes the primary security provided by the Company, where appropriate, and indicates the applicable type of financing, maturity dates and the weighted average interest rate at June 30, 1999:

                                                                                      WEIGHTED
                                                                                       AVERAGE
                                                                  MATURITY DATES    INTEREST RATE       1999         1998
                                                                  --------------    -------------    ----------    --------
    Ski and resort operations:
      Mortgages and bank loans..................................  Demand -- 2017        6.45%        $  335,898    $285,520
      Obligations under capital leases..........................   2000 -- 2002         9.04%             6,299       7,415
                                                                                                     ----------    --------
                                                                                                        342,197     292,935
    Properties:
      Interim financing on properties under development and held
        for resale..............................................   2000 -- 2006         7.41%           170,506     109,123
    Mortgages on revenue-producing properties...................   2000 -- 2015         7.87%            23,026      24,223
                                                                                                     ----------    --------
                                                                                                        193,532     133,346
    General corporate debt......................................  Demand -- 2002        6.97%            84,965      36,542
    Unsecured debentures........................................   2002 -- 2008         9.12%           443,012     150,000
                                                                                                     ----------    --------
                                                                                                      1,063,706     612,823
    Less current portion........................................                                        225,718      97,890
                                                                                                     ----------    --------
                                                                                                     $  837,988    $514,933
                                                                                                     ==========    ========

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

    Principal repayments and the components related to either floating or fixed interest rates are as follows:

                                                                     INTEREST RATES
                                                                  --------------------      TOTAL
                                                                  FLOATING     FIXED      REPAYMENTS
                                                                  --------    --------    ----------
    Year ending June 30, 2000...................................  $198,429    $ 27,290    $  225,718
                      2001......................................    19,870      27,767        47,637
                      2002......................................     4,383      13,632        18,014
                      2003......................................   229,377     150,724       380,101
                      2004......................................       677      32,335        33,012
          Subsequent to 2004....................................     7,610     351,612       359,224
                                                                  --------    --------    ----------
                                                                  $460,346    $603,360    $1,063,706
                                                                  ========    ========    ==========

    The Company has entered into a swap agreement to fix the interest rate on a portion of its floating rate debt. The Company has $30,000,000 of bank loans swapped against debt with a fixed interest rate of 6.5% per annum, plus applicable stamping fees, under an agreement expiring in 2001 (note 16(a)).

    Bank and other indebtedness includes indebtedness in the amount of $522,958,000 (1998 -- $98,026,000), which is repayable in United States dollars of $357,456,000 (1998 -- $66,784,000).

    The Company is subject to certain covenants in respect of some of the bank and other indebtedness which require the Company to maintain certain financial ratios. The Company is in compliance with these covenants at June 30, 1999.

9.  DEFERRED REVENUE:

                                                                   1999       1998
                                                                  -------    -------
    Deposits on real estate sales...............................  $30,890    $13,299
    Government assistance (note 10).............................   12,763      8,105
    Exchange gains..............................................   11,741      --
    Golf club initiation deposits...............................    9,919      1,354
    Season pass revenue.........................................    8,604        807
    Other deferred amounts......................................   11,979      7,614
                                                                  -------    -------
                                                                   85,896     31,179
    Less: current portion.......................................   56,054     17,577
                                                                  -------    -------
                                                                  $29,842    $13,602
                                                                  =======    =======

10. GOVERNMENT ASSISTANCE:

    The federal government and the Province of Quebec have granted financial assistance to the Company in the form of interest-free loans and grants for the construction of specified four-season tourist facilities at Mont Tremblant. The loans, which are fully advanced, totalled $14,300,000 and are repayable over seven years starting in 2000. The grants, which will total $57,946,000 (1998 -- $22,315,000) when they are fully advanced, amounted to $28,643,000 at June 30, 1999 (1998 -- $19,781,000). During the year ended
    June 30, 1999, grants received of $4,203,000 (1998 -- $1,069,000) were credited as follows: $471,000 (1998 -- $302,000) to ski and resort operation assets, $3,733,000 (1998 -- $339,000) to properties and $nil (1998 --
    $428,000) to cost of real estate sales.

11. CAPITAL STOCK:

    (a)  Share capital reorganization:

       Effective March 14, 1997, the Company completed a reorganization of its share capital designed to separate the remaining non-resort real estate assets from the rest of the Company's business. Under the reorganization, each existing common share was exchanged for one new common share and one NRP share. The new common shares have the same attributes as the old common shares.

       The NRP shares were initially recorded at a value of $88,543,000 ($3.82 per share) before deduction of issue costs of $329,000, equal to the book value of the net equity of the non-resort assets at December 31, 1996, and the book value of the common shares was reduced by the same amount. The Company expects that the non-resort assets will be disposed of in an orderly manner and the net cash flow from these assets distributed to the NRP shareholders, by way of redemption of their shares as described in note 3. The amount ultimately realized by the Company and distributed to the NRP shareholders will be subject to prevailing real estate market conditions. As at June 30, 1999, the book value of the net equity of the remaining non-resort assets was $49,237,000 (1998 -- $76,502,000).

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

    (b) Capital stock:

       The Company's capital stock comprises the following:

                                                                         1999        1998
                                                                       --------    --------
         Common shares...............................................  $527,255    $402,582
         NRP shares..................................................    60,076      80,448
                                                                       --------    --------
                                                                       $587,331    $483,030
                                                                       ========    ========

       (i)  Common shares:

          Authorized:
            200,000,000 without par value

          Issued:

                                                                     NUMBER OF        1999        NUMBER OF        1998
                                                                   COMMON SHARES     AMOUNT     COMMON SHARES     AMOUNT
                                                                   -------------    --------    -------------    --------
              Balance, beginning of year.........................   38,359,786      $402,582     34,281,536      $293,649
              Issued for cash, net of issue costs................    4,450,000       114,077      3,850,000       106,268
              Issued for acquisitions (note 2)...................      325,000         9,106        --              --
              Funded senior employee share purchase and
                stock option plans...............................      119,600         1,490        228,250         2,665
                                                                    ----------      --------     ----------      --------
              Balance, end of year...............................   43,254,386      $527,255     38,359,786      $402,582
                                                                    ==========      ========     ==========      ========

       (ii) NRP shares:

          Authorized:
            50,000,000 without par value

          Issued:

                                                                          NUMBER OF       1999      NUMBER OF      1998
                                                                          NRP SHARES     AMOUNT     NRP SHARES    AMOUNT
                                                                          ----------    --------    ----------    -------
              Balance, beginning of year................................  21,811,911    $ 80,448    23,547,936    $88,621
              Stock option plan.........................................    374,675          485      623,975         842
              Redemption................................................  (5,460,000)    (20,857)   (2,360,000)    (9,015)
                                                                          ----------    --------    ----------    -------
              Balance, end of year......................................  16,726,586    $ 60,076    21,811,911    $80,448
                                                                          ==========    ========    ==========    =======

       (iii) Preferred shares:

          Authorized:
            20,000,000 without par value

          Issued -- nil

    (c)  Stock options:

       The Company has a stock option plan which provides for grants to officers and employees of the Company and its subsidiaries of options to purchase common shares and NRP shares of the Company. Options granted under the stock option plan may not be exercised except in accordance with such limitations as the Company's Human Resources Committee may determine. At June 30, 1999, stock options outstanding totalled 3,257,850 common shares, exercisable at prices from $9.51 to $29.05, expiring up to 2009 and 713,450 NRP shares exercisable at prices from $1.08 to $2.20, expiring up to 2001. During the year ended June 30, 1999, options were exercised for 119,600 common shares and 374,675 NRP shares. The Company granted options for the purchase of 542,500 common shares during the year ended June 30, 1999.

    (d) Employee share purchase plan:

       The employee share purchase plan permits full-time employees of the Company and its subsidiaries and limited partnerships to purchase common shares through payroll deductions. The Company contributes $1 for every $3 contributed by an employee. To June 30, 1999, a total of 65,809 (1998 -- 65,809) common shares have been issued from treasury under this plan. A further 100,000 common shares have been authorized and reserved for issuance under this plan.

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

    (e)  Funded senior employee share purchase plan:

       The Company has a funded senior employee share purchase plan which provides for loans to be made to designated eligible employees to be used to subscribe for common shares. At June 30, 1999, loans to employees under the funded senior employee share purchase plan amounted to $990,000 with respect to 131,150 common shares and 83,160 NRP shares (1998 -- $1,206,000 with respect to 134,750 common shares and 110,737 NRP shares). The loans are interest-free, secured by a promissory note and a pledge of the shares and mature by 2005. A further 96,400 common shares have been authorized and reserved for issuance under this plan.

12. INCOME TAXES:

    (a)  Provision for income taxes:

                                                                        1999       1998
                                                                       -------    -------
         Current.....................................................  $ 9,664    $ 2,413
         Deferred....................................................   10,685     11,018
                                                                       -------    -------
                                                                       $20,349    $13,431
                                                                       =======    =======

       The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

                                                                        1999       1998
                                                                       -------    -------
         Statutory rate..............................................    45.58%     45.58%
                                                                       -------    -------
         Income tax charge at statutory rate.........................  $37,418    $26,903
         Non-deductible depreciation and amortization................    5,028      6,242
         Large corporations tax......................................    2,440      1,061
         Taxes related to non-controlling interest share of
           earnings..................................................   (4,693)    (1,931)
         Taxes related to equity accounted investment................   (1,477)     --
         Foreign taxes different from statutory rate.................  (20,058)    (5,755)
         Additional amounts related to properties and ski and resort
           operation assets (see (b) below)..........................      288    (13,674)
         Other.......................................................    1,403        885
                                                                       -------    -------
                                                                        20,349     13,731
         Less: income taxes related to discontinued operations.......    --           300
                                                                       -------    -------
         Provision for income taxes..................................  $20,349    $13,431
                                                                       =======    =======

    (b) Certain properties and ski and resort operation assets were acquired having a tax value in excess of their recorded value and certain subsidiaries of the Company have losses available to carry forward for income tax purposes for which the potential income tax benefits have not been recognized. At June 30, 1999, approximately $24,554,000 of related benefits have not been recognized for accounting purposes (1998 -- $10,191,000).

13. JOINT VENTURES:

    The following amounts represent the Company's proportionate interest in joint ventures and non-controlled partnerships including Mammoth, Alpine, Blue and Keystone/Intrawest L.L.C.:

                                                                    1999        1998
                                                                  --------    --------
    Properties, current.........................................  $ 67,989    $ 37,853
    Other current assets........................................    27,225      26,630
                                                                  --------    --------
                                                                    95,214      64,483
    Current liabilities.........................................   (50,303)    (38,627)
                                                                  --------    --------
    Working capital.............................................    44,911      25,856
    Ski and resort operations...................................   152,500      77,315
    Properties, non-current.....................................   132,718     122,163
    Long-term debt..............................................   (84,916)    (67,202)
    Other, net..................................................    11,450      (9,706)
                                                                  --------    --------
                                                                  $256,663    $148,426
                                                                  ========    ========

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

                                                                    1999        1998
                                                                  --------    --------
    Revenue.....................................................  $186,193    $ 89,934
    Expenses....................................................   166,983      75,886
                                                                  --------    --------
    Income from continuing operations before income taxes.......    19,210      14,048
    Results of discontinued operations..........................       670        (216)
                                                                  --------    --------
                                                                  $ 19,880    $ 13,832
                                                                  ========    ========

                                                                    1999        1998
                                                                  --------    --------
    Cash provided by (used in):
      Operations................................................  $ 35,585    $(20,076)
      Financing.................................................     6,055      29,410
      Investments...............................................   (39,589)     (6,797)
                                                                  --------    --------
    Increase in cash and short-term deposits....................  $  2,051    $  2,537
                                                                  ========    ========

    Due to joint venture partners is the net amount payable to the Company's joint venture partners in various properties for costs they have incurred on the Company's behalf. Payments to the joint venture partners are governed by the terms of the respective joint venture agreement.

14. CONTINGENCIES AND COMMITMENTS:

    (a) The Company holds licenses and land leases with respect to certain of its ski operations. These leases expire at various times between 2032 and 2051 and provide for annual payments generally in the range of 2% of defined gross revenues.

    (b) The Company has estimated costs to complete ski and resort operation assets and properties currently under construction and held for sale amounting to $366,223,000 at June 30, 1999 (1998 -- $286,632,000). These
       costs are substantially covered by existing financing commitments.

    (c) The Company has entered into various operating lease commitments, payable as follows:

         Year ending June 30,  2000........................................................  $ 4,734
                               2001........................................................    4,751
                               2002........................................................    3,570
                               2003........................................................    3,357
                               2004........................................................    1,794
                Subsequent to  2004........................................................    2,304
                                                                                             -------
                                                                                             $20,510
                                                                                             =======

    (d) The Company is contingently liable for indebtedness at June 30, 1999 of $20,076,000 which relates to certain non-resort properties under development sold during the year ended September 30, 1994 (note 19(a)). The purchasers of these properties have provided guarantees to the Company in respect of the indebtedness and have indemnified the Company for any potential losses resulting from the contingent liability.

    (e) The Company is contingently liable for the obligations of certain joint ventures and limited partnerships. The assets of these joint ventures and limited partnerships, which in all cases exceed the obligations, are available to satisfy such obligations.

    (f) The Company has received reassessments for the 1986 to 1989 taxation years that significantly increase Blackcomb Skiing Enterprises Ltd.'s income for tax purposes. The Company has filed notices of objection to the reassessments. In addition, Blackcomb Skiing Enterprises Ltd. has filed amendments to its 1982 to 1991 income tax returns to claim additional capital cost allowance to reduce the proposed increase in income for tax purposes. The potential tax liability is approximately $8,012,000 which is composed of current taxes of $4,367,000, including interest, and deferred income taxes of $3,645,000. In March 1994 the Company paid $1,585,000 to Revenue Canada, Taxation as required by legislation when a notice of objection is filed. This amount is included in non-current amounts receivable as the outcome of these reassessments cannot be determined at this time.

    (g) The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Data-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

       operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

15. INTEREST EXPENSE:

                                                                   1999       1998
                                                                  -------    -------
    Total interest incurred.....................................  $76,349    $42,006
    Less:
      Interest capitalized to ski and resort operation assets...    2,844      1,479
      Interest capitalized to properties, net of capitalized
        interest included in real estate cost of sales of
        $9,068,000 and in discontinued operations of $nil (1998
        -- $4,830,000 and $120,000, respectively)...............   25,638      9,541
                                                                  -------    -------
                                                                  $47,867    $30,986
                                                                  =======    =======
    Interest was charged to income as follows:
      Real estate costs.........................................  $ 9,068    $ 4,830
      Interest expense..........................................   37,475     22,881
      Discontinued operations...................................    1,324      3,275
                                                                  -------    -------
                                                                  $47,867    $30,986
                                                                  =======    =======

16. FINANCIAL INSTRUMENTS:

    (a)  Fair value:

       The Company has various financial instruments including cash and short-term deposits, amounts receivable, amounts payable and accrued liabilities. Due to their short-term maturity or, in the case of amounts receivable, their market comparable interest rates, the instruments' book value approximates fair value. Debt and interest swap agreements are also financial instruments. The fair values at June 30, 1999 and 1998 were estimated by discounting future cash flows at estimated market rates and are summarized as follows:

                                                                                 1999                        1998
                                                                       ------------------------    ------------------------
                                                                       BOOK VALUE    FAIR VALUE    BOOK VALUE    FAIR VALUE
                                                                       ----------    ----------    ----------    ----------
         Fixed interest rate debt and interest swap agreements.......  $1,063,706    $1,055,718     $612,823      $605,153
                                                                       ==========    ==========     ========      ========

    (b) Interest rate risk:

       As described in note 8, certain of the Company's debt instruments bear interest at floating rates. Fluctuations in these rates will impact the cost of financing incurred in the future.

    (c)  Credit risk:

       The Company's products and services are purchased by a wide range of customers in different regions of North America and elsewhere. Due to the nature of its operations, the Company has no concentrations of credit risk.

17. PENSION PLANS:

    Effective January 1, 1995, the Company introduced two defined benefit pension plans for certain of its senior executives. The value of the pension fund assets at June 30, 1999 and the present value of the accrued pension benefits attributed to services rendered up to June 30, 1999 are $2,950,000 and $5,563,000, respectively (1998 -- $2,134,000 and $5,031,000, respectively). The pension expense recognized during the year ended June 30, 1999 totalled $667,000 (1998 -- $516,000).

18. SEGMENT DISCLOSURES:

    The Company has four reportable segments: ski and resort operations, real estate operations, warm-weather operations, and corporate and all other. The ski and resort segment includes all of the Company's mountain resorts and associated activities, including the equity investment in Compagnie des Alpes. The real estate segment includes all of the Company's real estate activities. The warm-weather operations include all of the Company's stand-alone golf courses that are not located at mountain resorts.

    The Company evaluates performance based on profit or loss from operations before interest, depreciation and amortization, and income taxes. Intersegment sales and transfers are accounted for as if the sales or transfers were to third parties.

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

    The Company's reportable segments are strategic business units that offer distinct products and services, and that have their own identifiable marketing strategies. Each of the reportable segments has senior level executives responsible for the performance of the segment.

    The following table presents the Company's results from continuing operations by reportable segment:

                                                                     1999          1998
                                                                  ----------    ----------
    Revenue:
      Ski and resort............................................  $  517,050    $  367,395
      Real estate...............................................     334,132       230,734
      Warm-weather..............................................      63,917        --
      Corporate and all other...................................       5,618         3,612
                                                                  ----------    ----------
                                                                  $  920,717    $  601,741
                                                                  ==========    ==========

                                                                     1999           1998
                                                                  -----------    ----------
    Operating income before interest, depreciation and
      amortization, and income taxes:
      Ski and resort............................................  $   117,940    $   83,166
      Real estate...............................................       66,251        45,163
      Warm-weather..............................................        8,514        --
      Corporate and all other...................................        5,618         3,610
                                                                  -----------    ----------
                                                                      198,323       131,939
    Less:
      Interest..................................................      (37,475)      (22,881)
      Depreciation and amortization.............................      (60,713)      (38,043)
      General and administrative................................      (11,149)      (10,360)
                                                                  -----------    ----------
                                                                     (109,337)      (71,284)
                                                                  -----------    ----------
                                                                  $    88,986    $   60,655
                                                                  ===========    ==========

                                                                     1999          1998
                                                                  ----------    ----------
    Segment assets:
      Ski and resort............................................  $  926,791    $  692,509
      Real estate...............................................     674,301       435,838
      Warm-weather..............................................     123,796        --
      Corporate and all other...................................     390,116       239,705
      Discontinued operations...................................      68,058        98,521
                                                                  ----------    ----------
                                                                  $2,183,062    $1,466,573
                                                                  ==========    ==========

                                                                     1999          1998
                                                                  ----------    ----------
    Capital acquisitions:
      Ski and resort............................................  $  209,234    $  127,487
      Real estate...............................................       5,995        --
      Warm-weather..............................................       8,032        --
      Corporate and all other...................................       8,271        --
                                                                  ----------    ----------
                                                                  $  231,532    $  127,487
                                                                  ==========    ==========

    Geographic information:

                                                                          1999          1998
                                                                       ----------    ----------
         Revenue:
           Canada....................................................  $  393,306    $  321,518
           United States.............................................     527,411       280,223
                                                                       ----------    ----------
                                                                       $  920,717    $  601,741
                                                                       ==========    ==========

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

                                                                          1999          1998
                                                                       ----------    ----------
         Operating income before interest, depreciation and
           amortization, and income taxes:
             Canada..................................................  $   61,496    $   37,927
             United States...........................................      27,490        22,728
                                                                       ----------    ----------
                                                                       $   88,986    $   60,655
                                                                       ==========    ==========

                                                                          1999          1998
                                                                       ----------    ----------
         Identifiable assets:
           Canada....................................................  $  963,698    $  621,903
           United States.............................................   1,151,306       746,149
           Discontinued operations...................................      68,058        98,521
                                                                       ----------    ----------
                                                                       $2,183,062    $1,466,573
                                                                       ==========    ==========

19. RELATED PARTY TRANSACTIONS:

    (a) Effective April 1, 1994, the Company sold substantially all of its industrial and non-resort residential properties under development in British Columbia and Washington State to two partnerships formed by a group of investors. An officer and director of the Company is the majority shareholder of corporations that invested in a 20% interest in the partnerships. Such corporations are also the managing general partners of the partnerships.

       The consideration for the sale included a vendor take-back note originally for $31,700,000. During the year ended June 30, 1999, the partnerships repaid $4,000,000 of the $7,000,000 principal repayments required for the year, bringing the total repayments to date to $19,660,000. Subsequently, the repayment of the balance, with interest at 10% per annum, has been renegotiated as follows:

         September 30, 1999..........................................  $ 8,200
         January 31, 2000............................................    1,520
         July 31, 2000...............................................    1,320
         January 31, 2001............................................    1,000
                                                                       -------
                                                                       $12,040
                                                                       =======

       The partnerships have the right to defer any principal payment for up to six months (other than the payment due on September 30, 1999). The partnerships paid $1,342,000 of interest on the note receivable during the year ended June 30, 1999, and at June 30, 1999, $306,000 (1998 --
       $405,000) of interest was accrued and outstanding.

       The Company has committed to provide the partnerships various credit facilities, including a non-revolving loan for $1,800,000, to fund costs in connection with a specific project, which is to be repaid by September 30, 1999, and a $7,000,000 revolving line of credit until January 31, 2001. Thereafter, the limit will be $6,000,000 until July 31, 2001, reducing to $4,000,000 from August 1, 2001 until the availability terminates on January 31, 2002. The loan and facilities earn interest at prime plus 2%. At June 30, 1999, $6,971,000 (1998 -- $6,971,000) was
       advanced under these facilities and accrued and unpaid interest amounted to $702,000 (1998 -- $62,000). In addition, the Company will continue to provide financial assistance by way of liability in respect of certain indebtedness and liabilities of the partnerships. The Company earns fees in consideration for this financial assistance. The partnerships have guaranteed repayment of these facilities and indemnified the Company for any losses under them.

       The Company engaged the partnerships to provide specified services in connection with the development, property management, marketing and sale of its remaining non-resort properties. For the year ended June 30, 1999, the Company incurred net costs of $158,000 (1998 -- $1,465,000) in respect of these services.

    (b) All related party transactions described above have been recorded at the amounts paid or received as established and agreed upon by the Company and the related party.

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

20. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
    PRINCIPLES:

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States and the rules and regulations promulgated by the Securities and Exchange Commission ("SEC") except as summarized below:

                                                                     1999          1998
                                                                  ----------    ----------
    Income from continuing operations in accordance with
      Canadian GAAP.............................................  $   58,341    $   42,988
      Effects of differences in accounting for:
        Investment income (c)...................................      (1,296)       --
        Cost of sales pursuant to SFAS 109 (g)..................      (5,527)       (1,234)
        Depreciation pursuant to SFAS 109 (g)...................      (1,703)         (831)
        Amortization of negative goodwill pursuant to SFAS 109
         (g)....................................................      --             5,920
        Provision for deferred income taxes pursuant to SFAS 109
         (g)....................................................       2,854        (9,942)
        Foreign exchange pursuant to SFAS 52 (k)................      11,741        --
                                                                  ----------    ----------
    Income from continuing operations in accordance with United
      States GAAP...............................................      64,410        36,901
    Results of discontinued operations in accordance with
      Canadian GAAP.............................................      (6,894)       (1,958)
      Effects of differences in accounting for:
        Depreciation (a)........................................      --               (60)
        Financial instruments (f)...............................      --               272
        Income tax effect of depreciation adjustment............      --                24
                                                                  ----------    ----------
    Results of discontinued operations in accordance with United
      States GAAP...............................................      (6,894)       (1,722)
                                                                  ----------    ----------
    Net income in accordance with United States GAAP............      57,516        35,179
    Opening retained earnings in accordance with United States
      GAAP (d)..................................................     130,140       100,781
    Common share dividends......................................      (6,626)       (5,820)
                                                                  ----------    ----------
    Closing retained earnings in accordance with United States
      GAAP......................................................  $  181,030    $  130,140
                                                                  ==========    ==========
    Weighted average number of shares outstanding (in
      thousands)................................................      40,237        35,575
                                                                  ==========    ==========
    Income per common share (basic and diluted; in dollars)
      Income from continuing operations.........................  $     1.60    $     1.04
      Net income................................................  $     1.60    $     1.04
                                                                  ==========    ==========

                                                                     1999          1998
                                                                  ----------    ----------
    Total assets in accordance with Canadian GAAP...............  $2,183,062    $1,466,573
    Effects of differences in accounting for:
      Depreciation (a)..........................................      --            (3,759)
      Shareholder loans (e).....................................        (991)       (1,206)
      Ski and resort assets (g).................................      18,853        20,143
      Goodwill (g)..............................................      11,277         3,465
      Properties (g)............................................     (20,593)        2,551
                                                                  ----------    ----------
    Total assets in accordance with United States GAAP..........  $2,191,608    $1,487,768
                                                                  ==========    ==========

                                                                     1999          1998
                                                                  ----------    ----------
    Total liabilities in accordance with Canadian GAAP..........  $1,395,284    $  813,039
    Effects of differences in accounting for:
      Depreciation (a)..........................................      --            (1,504)
      Investment income (c).....................................       1,296        --
      Future income taxes (g)...................................      27,209        39,632
      Foreign exchange (k)......................................     (11,741)       --
                                                                  ----------    ----------
    Total liabilities in accordance with United States GAAP.....  $1,412,048    $  851,167
                                                                  ==========    ==========

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

                                                                     1999          1998
                                                                  ----------    ----------
    Capital stock in accordance with Canadian GAAP..............  $  587,331    $  483,030
    Effects of differences in accounting for:
      Extinguishment of options and warrants (b)................       2,153         2,153
      Shareholder loans (e).....................................        (991)       (1,206)
      Financial instruments (f).................................      --            (1,627)
                                                                  ----------    ----------
    Capital stock in accordance with United States GAAP.........     588,493       482,350
    Closing retained earnings in accordance with United States
      GAAP......................................................     181,030       130,140
    Accumulated other comprehensive income (l)..................       8,767        23,645
                                                                  ----------    ----------
    Shareholders' equity in accordance with United States
      GAAP......................................................  $  778,290    $  636,135
                                                                  ==========    ==========

    (a)  Depreciation:

       In the prior year, certain of the Company's revenue-producing properties were depreciated using the sinking fund method of depreciation. This method is not allowed under United States GAAP, and accordingly, depreciation has been recalculated over the estimated useful life (25-40 years) of each property using the straight-line method for the prior year. All of these properties were sold or written off during the year ended June 30, 1998.

    (b) Extinguishment of options and warrants:

       Payments made to extinguish options and warrants can be treated as capital items under Canadian GAAP. These payments would be treated as income items under United States GAAP. As a result, payments made to extinguish options in prior years impact the current year's capital stock and retained earnings. No payments were made during the year ended June 30, 1999.

    (c)  Investment income:

       Earnings of equity accounted investees have not been fully tax effected for Canadian GAAP. Under United States GAAP, these earnings must be tax effected. Based on United States tax regulations, additional tax of $1,296,000 would have been recognized in the year ended June 30, 1999 (1998 -- $nil).

    (d) Retained earnings:

       Opening retained earnings in accordance with United States GAAP for the year ended June 30, 1998 includes the effects of:

       (i) recalculating depreciation expense as described in (a). The net decrease in retained earnings was $1,763,000.

       (ii) adopting SFAS 109 as described in (g). The net decrease in retained earnings was $7,348,000.

       (iii) tax effecting the earnings of equity accounted investees as described in (c). The net decrease in retained earnings was $370,000.

       (iv) treating payments made to extinguish options and warrants as income items as described in (b). The net decrease in retained earnings was $2,153,000.

       (v) classifying convertible debt instruments as liabilities rather than as equity as described in (f). The net increase in retained earnings was $1,237,000.

    (e)  Shareholder loans:

       The Company accounts for loans provided to senior employees for the purchase of shares as amounts receivable. Under United States GAAP, these loans, totalling $991,000 and $1,206,000 as at June 30, 1999 and 1998,
       respectively, would be deducted from share capital.

    (f)  Financial instruments:

       Under Canadian GAAP, the components of convertible debt instruments are classified as a liability or as equity in accordance with the substance of the contractual arrangement. The interest expense included in the loss from discontinued operations would not exist under United States GAAP as there is no such requirement. As the debt was repaid during the year ended June 30, 1998, there is no GAAP difference at June 30, 1999.

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

    (g)  Income taxes:

       The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), for the financial statement amounts presented under United States GAAP. SFAS 109 requires that deferred tax liabilities or assets be recognized for the difference between assigned values and tax bases of assets and liabilities acquired pursuant to a business combination except for non-tax deductible goodwill and unallocated negative goodwill. The effect of adopting SFAS 109 increases the carrying values of certain balance sheet amounts at June 30, 1999 and 1998 as follows:

                                                                        1999       1998
                                                                       -------    -------
         Ski and resort assets.......................................  $18,853    $20,143
         Goodwill....................................................   11,277      3,465
         Properties..................................................  (20,593)     2,551
         Deferred income tax asset...................................   25,532      4,404
         Deferred income tax liability...............................   52,742     44,036

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities calculated under United States GAAP at June 30, 1999 and June 30, 1998 are presented below:

                                                                         1999        1998
                                                                       --------    --------
         Deferred tax assets:
           Capital assets with tax basis in excess of book values....  $ 25,532    $  4,404
           Operating loss carryforwards and other available
             deductions, net.........................................     8,358      10,110
                                                                       --------    --------
                                                                         33,890      14,514
           Less valuation allowance..................................    (8,358)    (10,110)
                                                                       --------    --------
         Net deferred tax assets.....................................    25,532       4,404
         Deferred tax liabilities:
           Capital assets with tax basis in excess of book values....  $(61,001)   $(41,429)
           Differing year ends of subsidiaries.......................   (12,630)    (13,406)
           Other.....................................................      (314)       (301)
                                                                       --------    --------
                                                                        (73,945)    (55,136)
                                                                       --------    --------
         Net deferred tax liability..................................  $(48,413)   $(50,732)
                                                                       ========    ========

    (h) Information relating to cash flow:

       Under United states GAAP, the consolidated statement of changes in financial position would be replaced with a consolidated statement of cash flows.

       The bank and other indebtedness and issue of common shares related to the financing of the acquisitions described in notes 2(b), (d) and (f) are non-cash components of the acquisitions and, under United States GAAP, would not be included as financing and investing activities. The total amount of $17,854,000 has been excluded from the investing and financing sections of the consolidated statement of changes in financial position for Canadian GAAP purposes at June 30, 1999. However, financing and investing cash flows would each be decreased by $10,415,000 at June 30, 1998.

       United States GAAP requires the following additional disclosures:

                                                                        1999       1998
                                                                       -------    -------
         Cash taxes paid.............................................  $ 2,016    $ 2,434
         Cash interest paid..........................................   43,005     29,840

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

       The changes in non-cash operating working capital from continuing operations are as follows:

                                                                         1999        1998
                                                                       --------    --------
         (Increase) decrease in assets:
           Amounts receivable........................................  $(46,023)   $    200
           Other assets..............................................   (12,558)    (33,555)
         Increase (decrease) in liabilities:
           Amounts payable...........................................    25,086      48,650
           Due to joint venture partners.............................    20,545       7,287
           Deferred revenue..........................................    24,898      21,162
           Foreign currency translation adjustment...................    (1,486)     (3,460)
                                                                       --------    --------
                                                                       $ 10,642    $ 40,284
                                                                       ========    ========

    (i)  Joint ventures:

       In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under United States GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the Company has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method (note 13).

    (j)  Stock compensation:

       Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires that stock-based compensation be accounted for based on a fair value methodology, although it allows an entity to elect to continue to measure stock-based compensation costs using the intrinsic value based method of accounting proscribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has elected to account for stock-based compensation in accordance with APB 25. Accordingly, no compensation expense has been recognized for the years presented.

       Had compensation expense been determined in accordance with the provisions of SFAS 123 using the Black-Scholes option pricing model at the date of the grant, the following weighted average assumptions would be used:

         Dividend yield..............................................     0.7%
         Risk-free interest rate.....................................     5.0%
         Expected option life........................................  5 years
         Expected volatility.........................................    39.4%

       Using the above assumptions, the Company's net income under United States GAAP would have been reduced to the pro forma amounts indicated below:

                                                                        1999       1998
                                                                       -------    -------
         Net income in accordance with United States GAAP:
           As reported...............................................  $57,516    $35,179
           Estimated fair value of option grants.....................   (3,629)    (2,193)
                                                                       -------    -------
           Pro forma.................................................  $53,887    $32,986
                                                                       =======    =======

       Pro forma net income reflects only options granted since June 30, 1996. Therefore, the full impact of calculating compensation costs for stock options under SFAS 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of 5 years and compensation cost for options granted prior to July 1, 1996 is not considered.

                             INTRAWEST CORPORATION

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
      (tabular amounts in thousands of dollars unless otherwise indicated)

       Stock option activity during the periods presented is as follows:

                                                               NUMBER        COMMON SHARE       NUMBER         NRP SHARE
                                                              OF COMMON    WEIGHTED AVERAGE     OF NRP      WEIGHTED AVERAGE
                                                               SHARES       EXERCISE PRICE      SHARES       EXERCISE PRICE
                                                              ---------    ----------------    ---------    ----------------
         Balance at June 30, 1997...........................  1,960,800         $12.83         1,824,400         $1.42
           Granted..........................................  1,201,000          25.63            --            --
           Exercised........................................  (224,650)          11.47          (623,975)         1.35
           Expired..........................................   (42,500)          12.79           (42,500)         1.40
                                                              ---------         ------         ---------         -----
         Balance at June 30, 1998...........................  2,894,650          18.25         1,157,925          1.46
           Granted..........................................   542,500           27.80            --            --
           Exercised........................................  (119,600)          12.46          (374,675)         1.29
           Forfeited........................................     --            --                (61,400)         1.94
           Expired..........................................   (59,700)          22.96            (8,400)         1.41
                                                              ---------         ------         ---------         -----
         Balance at June 30, 1999...........................  3,257,850         $19.98           713,450         $1.48
                                                              =========         ======         =========         =====

    (k) Foreign exchange on bank and other indebtedness:

       Under Canadian GAAP the Company defers and amortizes foreign exchange gains and losses on bank and other indebtedness denominated in foreign currencies over the remaining term of the debt. Under United States GAAP, foreign exchange gains and losses are included in income in the period in which the exchange rate fluctuates.

    (l)  Other comprehensive income:

       Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), was issued by the Financial Accounting Standards Board in June 1997 and is effective for fiscal years beginning after December 15, 1997. SFAS 130 requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and capital stock in the equity section of the balance sheet.

       The foreign currency translation adjustment in the amount of $8,767,000 (1998 -- $23,645,000) presented in shareholders' equity under Canadian GAAP would be considered accumulated other comprehensive income under United States GAAP. The change in the balance of $14,878,000 (1998 -- $(19,496,000)) would be other comprehensive income (loss) for the year.

    (m) Recent accounting standards:

       The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is applicable for fiscal years beginning after June 15, 2000. The Company has not yet determined the impact of this standard on its consolidated financial statements.